Filed Pursuant to Rule 424(b)(2)
Registration No. 333-160316

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Common stock, par value $1.00 per share	5,974,025 shares (1)	$57.75	$345,000,000	$24,598.50

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the registrant’s Registration Statement on Form S-3ASR (File No. 333-160316).

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-160316

PROSPECTUS SUPPLEMENT

(To prospectus dated June 29, 2009)

5,194,805 Shares

Common Stock

We are offering 5,194,805 shares of our common stock.

Our common stock is listed on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “IBKC.” On March 2, 2010, the last reported sale price of our common stock as reported on NASDAQ was $57.90 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-19 of this prospectus supplement.

	Per Share	Total
Public offering price	$57.75	$300,000,000
Underwriting discount	$2.59875	$13,500,000
Proceeds, before expenses, to us	$55.15125	$286,500,000

The underwriters may also purchase up to an additional 779,220 shares in the aggregate from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement, to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The shares will be ready for delivery on or about March 8, 2010.

Goldman, Sachs & Co.	Keefe, Bruyette & Woods

Stifel Nicolaus	Baird	Howe Barnes Hoefer & Arnett	Raymond James

The date of this prospectus supplement is March 2, 2010.

Prospectus Supplement

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of our common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part, the accompanying prospectus, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement and the information contained in the accompanying prospectus or any document incorporated by reference therein filed prior to the date of this prospectus supplement, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

S-i

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus supplement. Because this is a summary, it may not contain all the information that may be important to you. Therefore, you should also read the more detailed information set forth in this prospectus supplement, our financial statements and documents incorporated by reference into this prospectus supplement and the accompanying prospectus, before making a decision to invest in our common stock. See “Where You Can Find Additional Information.” Unless we indicate otherwise, the words “we,” “our,” “us” and “Company” refer to IBERIABANK Corporation and its wholly owned subsidiaries. Unless otherwise indicated, information presented herein is as of March 2, 2010.

The financial information for the three and twelve month periods ended December 31, 2009, that is contained in this prospectus supplement is preliminary and, as a result, during the course of our preparation of our complete consolidated financial statements as of and for the year ended December 31, 2009, and the completion of our fiscal year end closing procedures and analyses, we may identify items that would require us to make adjustments to the preliminary financial results presented in this prospectus supplement. In addition, Ernst & Young LLP, our independent registered public accounting firm, has not completed all of its year-end audit procedures for the year ended December 31, 2009. The preliminary financial results presented in this prospectus supplement have been prepared on a basis consistent with our consolidated financial statements incorporated by reference in the prospectus supplement.

The monthly financial information contained in this prospectus supplement does not include all the normal, recurring quarterly adjustments, including estimates and assumptions that affect the amounts reported in quarterly consolidated financial statements and accompanying notes. Preliminary financial results are not necessarily indicative of the results to be expected for any future period.

IBERIABANK Corporation

Company Overview. IBERIABANK Corporation, a Louisiana corporation, is a multi-bank financial holding company. We are the second largest financial institution holding company headquartered in Louisiana. We are the holding company for IBERIABANK, a Louisiana banking corporation headquartered in Lafayette, Louisiana, IBERIABANK fsb, a federal savings bank headquartered in Little Rock, Arkansas, and Lenders Title Company, an Arkansas-chartered title insurance and closing services agency headquartered in Little Rock, Arkansas. We currently operate 209 combined offices, including 136 bank branch offices in Louisiana, Alabama, Arkansas, Florida, Tennessee and Texas, 26 title insurance offices in Arkansas and Louisiana, and 47 locations with mortgage representatives in 12 states. At December 31, 2009, we had total assets of $9.7 billion, total deposits of $7.6 billion, and total shareholders’ equity of $954.2 million. In 2009, we engaged in three transactions assisted by the Federal Deposit Insurance Corporation, or FDIC, that have significantly increased our franchise and asset size and otherwise have had a material impact on us. See “Summary—Recent Developments” for more information.

We offer traditional commercial bank products and services to our clients. These products and services include a broad array of commercial, consumer, mortgage, and private banking products and services, cash management, deposit and annuity products and investment brokerage services. Certain of our non-bank subsidiaries engage in financial services-related activities, including brokerage services, sales of variable annuities, life, health, dental and accident insurance products, and wealth management services.

Our principal executive office is located at 200 West Congress Street, Lafayette, Louisiana, and our telephone number is (337) 521-4003. Our website is located at www.iberiabank.com. The information contained on our website is not part of this prospectus supplement.

Strategic Focus. We operate principally in markets that are considered metropolitan in nature where we believe our business model provides us a competitive advantage over larger competitors. We believe we are able to attract clients who recognize the importance of developing a strong banking relationship and value our organization’s focus. We emphasize understanding the needs of our clients, operating in a decentralized manner, and providing consistency and speed in our decision-making. In many respects, we are able to tailor our services to local needs as we operate very close to our clients. Through this business model, we have sought to remain agile, with comprehensive capabilities and local market knowledge. This approach has enabled us to compete effectively against both larger, less versatile competitors and smaller community financial institutions.

We have made significant improvements in our franchise over the past 10 years. These improvements include greater geographic and client diversification, enhancements in revenues and earnings, and solid investments in personnel and infrastructure. Our expanded geographic dispersion throughout our 12-state footprint provides significantly greater loan, deposit, and revenue diversification and growth opportunities. Over the last 10 years, we have implemented risk diversification and reduction strategies that have lowered our risk posture. The benefits of this diversification effort have been evident in areas such as reduced credit risk, improved interest rate risk positioning, and reduced operating risk. Solid revenue and earnings growth during this period resulted in a significant improvement in fully diluted earnings per share, or EPS. We have a stated belief that continuous enhancements in sustainable EPS ultimately leads to value creation for our shareholders through an improved stock price and higher dividend payments. We believe the interests of our executive management team and board of directors are fully aligned with the interests of our shareholders.

Growth Opportunities. Since we completed our initial public offering in 1995, approximately 34% of our asset growth was obtained through organic, or internal, growth and the remainder has been through acquisitions, or external growth. Our acquisition efforts have historically focused on selected markets and have been targeted to fill out the franchise in selected markets that we consider to be contiguous to, or natural extensions of, our current markets. While we have historically explored many acquisition opportunities both inside and outside of our current footprint, our selective nature, financial approach to acquisitions, and strategic focus have narrowed the scope of opportunities that we considered worthy of active pursuit.

Since 2000, we have completed acquisitions of nine financial institutions:

Acquisition	Headquarters	Date Acquisition Completed	At Acquisition
			Assets (1)	Deposits
			(Dollars in thousands)
Acadiana Bancshares, Inc.	Lafayette, LA	February 28, 2003	$336,544	$209,972
Alliance Bank of Baton Rouge	Baton Rouge, LA	February 29, 2004	78,127	61,772
American Horizons Bancorp, Inc.	Monroe, LA	January 31, 2005	276,943	192,653
Pocahontas Bancorp, Inc. (2)	Jonesboro, AR	February 1, 2007	749,230	582,435
Pulaski Investment Corporation (2)	Little Rock, AR	January 31, 2007	580,525	422,621
ANB Financial, N.A. (3)	Bentonville, AR	May 9, 2008	239,981	189,708
CapitalSouth Bank (4)(6)	Birmingham, AL	August 21, 2009	610,663	517,361
Orion Bank (5)(6)	Naples, FL	November 13, 2009	2,361,687	1,833,087
Century Bank, FSB (6)(7)	Sarasota, FL	November 13, 2009	812,009	615,815

(1)	Includes intangible assets generated from the acquisitions including goodwill and core deposit intangibles.

(2)	Pocahontas Bancorp, Inc. was the holding company for First Community Bank, a federal savings bank. Pulaski Investment Corporation was the holding company for Pulaski Bank and Trust Company, an Arkansas state bank. Subsequent to these acquisitions, Pulaski Bank and Trust Company merged into First Community Bank, which changed its corporate name to Pulaski Bank and Trust Company. Pulaski Bank and Trust Company subsequently changed its name to IBERIABANK fsb.

(3)	An FDIC-assisted transaction. Loans assumed totaled $2.4 million.

(4)	An FDIC-assisted transaction. Loans assumed totaled $363.1 million.

(5)	An FDIC-assisted transaction. Loans assumed totaled approximately $961.1 million. See “Recent Developments.”

(6)	Assets acquired and deposits assumed include adjustments to record assets and liabilities at fair value and preliminary settlement adjustments with the FDIC. See “Risk Factors—Risks Related to the FDIC-assisted Transactions.”

(7)	An FDIC-assisted transaction. Loans assumed totaled approximately $417.6 million. See “Recent Developments.”

Given our limited exposure to lending areas such as subprime loans or construction and land development loans and our experience in recent FDIC-related transactions, we believe we occupy a relatively favorable position compared to many other financial institutions. As a result, we anticipate additional opportunities to acquire failed or problem financial institutions.

In addition to strategic acquisitions, our approach to business continues to attract banking personnel to us. Our recruiting efforts accelerated dramatically in the aftermath of the hurricanes in the fall of 2005. In addition to recruiting talent immediately after the storms, we were successful in recruiting individuals and teams in Baton Rouge, Birmingham, Houston, Memphis, Mobile and New Orleans. Attracting and recruiting talented professionals have been significant drivers of growth for our business, and we expect to continue this effort in the future.

TARP Preferred Stock Redemption and Warrant Repurchase

The Emergency Economic Stabilization Act of 2008, or the EESA, authorized the U.S. Treasury Department, or the Treasury Department, to take actions to restore stability and liquidity to the financial system in the U.S. The EESA established the Troubled Asset Relief Program, or the TARP, and the Treasury Department established the Capital Purchase Program, or the CPP, under TARP. Pursuant to the CPP, qualified financial institutions may issue and sell senior preferred stock and warrants to purchase common stock to the Treasury Department, the proceeds of which will qualify as Tier 1 regulatory capital in an amount of between 1% and 3% of risk-weighted assets.

We were approved to participate in the CPP in an amount up to $115 million, or approximately 3% of our total risk-weighted assets, which our board of directors subsequently decided to reduce to $90 million. On December 5, 2008, for an aggregate purchase price of $90 million under then current Treasury Department guidelines we:

•	Issued and sold 90,000 shares of our preferred stock to the Treasury Department under the terms and conditions of the CPP; and

•

Issued and sold a warrant to the Treasury Department to purchase 276,980 shares of our common stock equal, in the aggregate, to 15% of the Treasury Department’s investment amount in our preferred stock, or approximately $13.5 million. The exercise price for the warrant was $48.74 per share of common stock and was based on an average market price of our common stock.

The preferred stock was non-voting and qualified as Tier 1 capital and paid cumulative dividends at a rate of 5% per annum for the first five years, and 9% thereafter. The dividends ranked senior to any junior preferred stock and our common stock. The warrant was exercisable in full immediately.

On March 31, 2009, we announced the redemption of all shares of preferred stock sold to the Treasury Department for a purchase price of $90 million. In connection with the redemption, we incurred a charge of approximately $2.2 million in the first quarter in the form of an accelerated deemed dividend to account for the difference between the amount at which the preferred stock sale was initially recorded and its redemption price. The accelerated dividend was combined with the previously scheduled cash dividend, resulting in a total deemed dividend of $3.4 million during the quarter ended March 31, 2009.

On May 20, 2009, we announced that we had repurchased the warrant for $1.2 million. The repurchase had no impact on our results of operations. Payment of the repurchase price resulted in reduction of our cash and an offsetting reduction of paid-in capital.

Recent Developments

At a special meeting on August 24, 2009, our shareholders approved an amendment to our articles of incorporation to increase the authorized number of shares of common stock from 25,000,000 to 50,000,000. The amendment became effective upon filing with the Secretary of State of Louisiana after the meeting.

We recently announced diluted income available to common shareholders of $106 million for the quarter ended December 31, 2009, an increase of 335% compared to the third quarter of 2009 (“linked quarter basis”), and for the full year of 2009, we reported net income to common shareholders of $144 million, up 273% compared to $39 million in 2008. Our reported fully diluted EPS, was $5.22 in the fourth quarter of 2009, an increase of 328% on a linked quarter basis compared to $1.22 in the third quarter of 2009, and fully diluted EPS for 2009 was $8.03, up 171% compared to $2.96 in 2008.

As of January 31, 2010, IBERIABANK Corporation had total assets of $9.7 billion, total deposits of $7.6 billion, and total shareholders’ equity of $968.5 million. For the month ended January 31, 2010, we had net income of $9.7 million, which included a $3.1 million pre-tax non-recurring gain. This would result in diluted EPS for January 2010 of $0.46, or $0.37, excluding the non-recurring gain. Net interest margin, excluding the $3.1 million non-recurring gain, was 3.35% during the month of January, up from 3.15% in the fourth quarter of 2009.

Non-performing assets, or NPAs, excluding the portfolio of loans covered by FDIC loss share arrangements, or the covered assets, stood at $59.8 million as of January 31, 2010, down $0.30 million from December 31, 2009. Net charge offs for the month of January 2010 totaled $0.2 million, or 0.06% of average loans on an annualized basis. As of February 28, 2010, NPAs, excluding the covered assets, were $78.7 million or 1.36% of total assets at January 31, 2010, excluding the covered assets. The increase in NPAs of $18.9 million was primarily the result of two commercial relationships with aggregate debt of $16.7 million being downgraded during the month. We had no troubled debt restructurings in our legacy loan portfolio at February 28, 2010. We believe these downgrades reflect our aggressive approach to identifying credit concerns. In addition, intra-quarter credit statistics may not be reflective of quarterly performance.

Significant Influences on the Quarter Ended December 31, 2009

A number of events occurred in 2009 that had a significant impact on our fourth quarter and full year 2009 results including, among other things, the events described below.

CapitalSouth Bank Acquisition. In the third quarter of 2009, in a FDIC-assisted transaction we acquired selected assets and assumed selected liabilities of CapitalSouth Bank, or CapitalSouth, a bank formerly headquartered in Birmingham, Alabama, with 10 offices in the metropolitan statistical areas, or MSAs, of Birmingham, Huntsville, and Montgomery, Alabama and Jacksonville, Florida.

Orion Bank and Century Bank Acquisitions. We completed FDIC-assisted acquisitions of selected assets and assumptions of selected liabilities of Orion Bank, or Orion, and Century Bank, FSB, or Century, on

November 13, 2009. Orion Bank was formerly headquartered in Naples, Florida, with 23 offices in the Florida MSAs of Naples, Ft. Myers, Key West, Miami-Ft. Lauderdale, and Bradenton-Sarasota. Century was formerly headquartered in Sarasota, Florida, with 11 offices in the Florida MSAs of Bradenton-Sarasota and Miami-Ft. Lauderdale.

We recorded a $170 million pre-tax gain in the fourth quarter of 2009 for the Orion and Century FDIC-assisted transactions in accordance with generally accepted accounting principles, or GAAP, and we incurred one-time pre-tax acquisition-related costs of $7.9 million, or $0.25 per share on an after-tax basis during the fourth quarter of 2009.

The majority of assets acquired in each of the three FDIC-assisted transactions are covered under loss sharing arrangements with the FDIC, and loan valuations incorporate estimated losses.

Capital Strength. At December 31, 2009, we reported an equity-to-assets ratio of 9.84%, compared to 13.15% at each of September 30, 2009 and December 31, 2008. At December 31, 2009, we reported a tangible common equity ratio of 7.39%, compared to 9.56% at September 30, 2009, and 7.23% at December 31, 2008. Our Tier 1 leverage ratio was 9.90% at December 31, 2009, compared to 11.55% at September 30, 2009, and 11.27% at December 31, 2008. Our Tier 1 risk based capital ratio was 13.21% at December 31, 2009, compared to 15.16% at September 30, 2009 and 14.07% at December 31, 2008. Our total risk based capital ratio was 14.58% at December 31, 2009, compared to 16.82% at September 30, 2009, and 15.69% at December 31, 2008. Our tangible common equity to risk weighted assets ratio was 11.81% at December 31, 2009, compared to 13.38% at September 30, 2009, and 9.48% at December 31, 2008.

At December 31, 2009, book value per share was $46.04, up $4.63, or 11%, compared to September 30, 2009, and up 14% compared to one year ago. Tangible book value per share improved $4.64, or 16%, over that period to $33.53, and up 39% compared to one year ago.

On December 14, 2009, we declared a quarterly cash dividend of $0.34 per share. This dividend level equated to an annualized dividend rate of $1.36 per share and an indicated dividend yield of 2.38%, based on the closing stock price of our common stock on February 26, 2010, of $57.11 per share.

Asset Quality. The majority of assets acquired in all three FDIC-assisted transactions in 2009 are covered under FDIC loss sharing arrangements, and loan valuations incorporate estimated losses. As a result, a significant portion of our NPAs have minimum loss exposure. Total NPAs at December 31, 2009, were approximately $1.0 billion which included $949 million in NPAs of covered assets. Excluding the Orion and Century FDIC-assisted transactions, NPAs were $60 million, up $6 million, or 11%, on a linked quarter basis. At December 31, 2009, the ratio of NPAs to total assets was 10.40%, and 0.91% excluding the FDIC-assisted transactions, compared to 0.93%, at September 30, 2009 excluding the FDIC-assisted transactions, and 0.84% at December 31, 2008.

We reported net charge-offs totaling $2 million in the fourth quarter of 2009, or 0.18% of average loans on an annualized basis compared to $23 million, or 2.27% of average loans, in the third quarter of 2009 on a similar basis. We recorded a loan loss provision of $9 million, down 64% compared to $25 million on a linked quarter basis. The loan loss provision was elevated in the third quarter of 2009 primarily due to the higher charge-offs. At December 31, 2009, our ratio of loan loss reserves to total loans was 0.96%, and 1.36% excluding the FDIC-assisted transactions, compared to 1.13% at September 30, 2009, excluding the FDIC-assisted transactions.

Net Interest Margin. We reported a tax-equivalent net interest margin, or margin, improvement of 13 basis points on a linked quarter basis, from 3.02% in the third quarter of 2009 to 3.15% in the fourth quarter of 2009. The margin improvement was driven by a significant expansion in noninterest bearing deposits, favorable deposit pricing, strong loan growth, and improved competitive dynamics in many of our markets and businesses. Excluding the Orion and Century FDIC-assisted transactions, our net interest margin improved 24 basis points on a linked-quarter basis, to 3.26% at December 31, 2009.

(dollars in thousands)	Reported 6/30/2009	CapitalSouth Acquisition	Reported 9/30/2009	Orion Acquisition	Century Acquisition (1)	Reported 12/31/2009
Assets
Investments	$1,023,388	$46,027	$1,095,819	$230,968	$22,128	$1,580,837
Loans	3,829,326	363,117	4,298,845	961,094	417,561	5,784,365
Allowance	(46,329)	—	(48,787)	—	—	(55,768)
OREO	17,352	10,244	23,065	28,505	21,150	74,091
Other Assets	878,890	191,275	1,097,578	1,141,120	351,170	2,316,877

Total Assets	$5,702,627	$610,663	$6,466,520	$2,361,687	$812,009	$9,700,402

Liabilities
Deposits	$4,172,895	$517,361	$4,775,737	$1,883,087	$615,815	$7,556,148
Long-term Borrowings	538,161	30,624	526,106	344,689	143,006	745,864
Other Liabilities	330,997	5,440	314,096	61,176	21,453	444,175

Total Liabilities	$5,042,053	$553,425	$5,615,939	$2,288,952	$780,274	$8,746,187
Equity	660,574	57,238	850,581	72,735	31,735	954,215

Total Liabilities and Equity	$5,702,627	$610,663	$6,466,520	$2,361,687	$812,009	$9,700,402

(1)	Unaudited. Derived from financial information furnished by the FDIC at acquisition. Subsequently revised to include fair value adjustments.

Balance Sheet and Yields

Our total assets increased $3.2 billion, or 50%, to $9.7 billion at December 31, 2009, and up $60 million, or 1%, excluding the Orion and Century FDIC-assisted transactions from September 30, 2009. Over the last 10 years, we have increased our asset base at a 22% compounded annual growth rate. Total shareholders’ equity increased $104 million, or 12%, since September 30, 2009 and increased at a 10-year compounded annual rate of 23%. Our market capitalization was $1.1 billion at year-end 2009 and increased at a 10-year compounded annual growth rate of 29%.

Total investment securities increased $485 million, or 44%, to $1.6 billion during the fourth quarter of 2009, as we received cash associated with the Orion and Century FDIC-assisted transactions and excess cash was moved into the investment portfolio. As a percentage of total assets, the investment portfolio decreased from 17% at September 30, 2009, to 16% at December 31, 2009. The average yield on investment securities decreased 21 basis points on a linked quarter basis, to 3.82% in the fourth quarter of 2009. We hold in our investment portfolio primarily government agency and municipal securities.

Loans

Since September 30, 2009, total loans increased $1.5 billion, or 35%, and $107 million, or 3%, excluding the Orion and Century FDIC-assisted transactions. Between the time of these acquisitions and December 31, 2009, Orion and Century-related loans decreased approximately $42 million, or 3%, which was consistent with our expectations. Over the last 10 years, total loans grew at a 21% compounded annual growth rate.

The loan portfolio is comprised of disparate components. Approximately 29% of our $5.8 billion loan portfolio is comprised of assets covered under the FDIC’s loss share agreements, which provide considerable protection against credit risk on those covered assets. Covered under the FDIC loss agreements were the acquired loan portfolios of CapitalSouth ($0.4 billion and 6% of total gross loans), Orion ($1.8 billion and 26% of total gross loans), and Century ($0.7 billion and 10% of total gross loans). These loans are recorded at an aggregate fair value discount of $1.3 billion, or 43% of loans acquired and 18% of total gross loans. Finally, $4.1 billion in loans are associated with the legacy franchise, which were underwritten under our guidelines.

At December 31, 2009, outstanding loans at IBERIABANK were $4.8 billion, of which $1.7 billion were covered assets. Of the non-covered assets, $2.0 billion were commercial loans, $680 million were consumer loans, and the remaining $385 million were mortgage loans. At December 31, 2009, outstanding loans at IBERIABANK fsb were $1.0 billion, of which $704 million were commercial loans, $234 million were consumer loans, and the remaining $68 million were mortgage loans.

On a linked quarter basis, the yield on average total loans increased 33 basis points to 5.56%. Yields on mortgage and consumer loans declined 54 and 60 basis points, respectively, on a linked quarter basis. Over this period, the yield on commercial loans increased 86 basis points.

Our commercial real estate, or CRE, loan portfolio is composed of four parts. First, a significant portion of the total CRE portfolio is covered under the loss share agreements with the FDIC. Second, much of the acquired CRE portfolio was purchased at substantial discounts from the FDIC that are expected to offset much of the remaining credit exposure and servicing costs. Third, a portion of the CRE portfolio is associated with the IBERIABANK fsb builder construction portfolio which has compressed significantly over the last two years. Finally, a portion of the CRE portfolio is comprised of legacy CRE loans, underwritten under our guidelines.

At December 31, 2009, loans past due 30 days or more (including nonaccruing loans) equated to 1.72% of the CRE loans outstanding (1.81% at September 30, 2009). Excluding construction-related credits and FDIC-related loans, at December 31, 2009, approximately 47% of our CRE portfolio was owner-occupied and 53% non-owner occupied. Non-owner occupied CRE loans equated to 104% of total risk based capital at December 31, 2009.

At December 31, 2009, approximately 42% of our consumer loan portfolio was covered under the FDIC loss share agreements. The remaining legacy consumer portfolio maintained favorable asset quality. The average credit score of the legacy consumer loan portfolio was 716, and loans past due 30 days or more were 1.32% at December 31, 2009 (compared to 0.86% at September 30, 2009). Legacy home equity loans totaled $342 million, with 1.38% past due 30 days or more (1.11% at September 30, 2009). Legacy home equity lines of credit totaled $183 million, with 0.98% past due 30 days or more (0.51% at September 30, 2009). Annualized net charge-offs in this portfolio were 0.35% of loans in the fourth quarter of 2009 (1.25% in the third quarter of 2009). The weighted average loan-to-value at origination for this portfolio over the last three years was approximately 70%.

Deposits

During the fourth quarter of 2009, total deposits increased $2.8 billion, or 58%, and $282 million, or 6%, excluding the Orion and Century FDIC-assisted transactions. Between the time of these acquisitions and January 31, 2010, Orion and Century-related deposits, excluding brokered deposits, decreased approximately $16 million, or 1%, which was more favorable than our expectations.

As of December 31, 2009, outstanding deposits at IBERIABANK were $6.4 billion, consisting of $832 million in noninterest bearing deposits, $1.0 billion in NOW accounts, $1.9 billion in savings or money-market accounts, and $2.6 billion in time deposits. As of December 31, 2009, outstanding deposits at IBERIABANK fsb were $1.1 billion, consisting of $153 million in noninterest bearing deposits, $203 million in NOW accounts, $305 million in savings or money-market accounts, and $488 million in time deposits.

Between September 30 and December 31, 2009, deposits at IBERIABANK increased $2.7 billion, or 75%, and $239 million, or 7% excluding the Orion and Century deposits. Deposits at IBERIABANK fsb increased $44 million, or 4% over this same period.

On a consolidated basis, noninterest bearing deposits totaled $985 million at December 31, 2009, up $356 million, or 57%, compared to September 30, 2009. Excluding the Orion and Century FDIC-assisted transactions, noninterest bearing deposits climbed $138 million, or 22%, over this period. On a linked quarter basis, average noninterest bearing deposits increased $222 million, or 38%, and interest-bearing deposits increased $1.5 billion, or 39%. The rate on average interest bearing deposits in the fourth quarter of 2009 was 1.75%, a decrease of three basis points on a linked quarter basis, compared to a 19 basis point decline in the cost of average interest bearing liabilities. We had only $90 million in short-term borrowings at December 31, 2009, or approximately 1% of total liabilities.

Operating Results

Our tax-equivalent net interest income increased $17.2 million, or 41% on a linked quarter basis. Average earning assets increased $1.9 billion (up 34%) and the tax-equivalent net interest spread and margin improved 18 and 13 basis points, respectively, on a linked quarter basis. The average earning asset yield decreased two basis points. Our excess liquidity position increased from approximately $287 million at September 30, 2009 ($13 million in Federal Funds sold and $274 million in interest bearing cash) to $342 million at December 31, 2009 ($261 million in Federal Funds sold and $81 million in interest bearing cash). The rate on interest bearing deposits and liabilities declined three and 19 basis points, respectively.

Aggregate noninterest income increased $115 million, or 141%, on a linked quarter basis. The primary changes on a linked quarter basis were a (1) $170 million gain on completion of the Orion and Century FDIC-assisted transactions in the fourth quarter of 2009 compared to $57 million in the third quarter of 2009, (2) $0.9 million gain on the sale of investment securities, and (3) $0.5 million decline in title insurance income on a linked quarter basis.

Our mortgage origination business experienced continued strength during the fourth quarter of 2009. We originated $351 million in mortgage loans during the fourth quarter of 2009, up $49 million, or 16%, on a linked quarter basis. We sold $335 million in mortgage loans during this period, down $5 million, or 1%, compared to the third quarter of 2009. Sales margins improved on a linked quarter basis. Gains on the sale of mortgage loans totaled $8.5 million in the fourth quarter of 2009, an increase of $1.2 million, or 17%, on a linked quarter basis.

Noninterest expense increased $20.6 million, or 38%, on a linked quarter basis. A substantial portion of the increase in noninterest expense during the fourth quarter of 2009 was associated with a goodwill impairment charge. Our annual goodwill impairment tests determined a portion of the goodwill associated with our title insurance businesses was impaired by $9.7 million. A non-cash impairment charge was incurred for this amount during the fourth quarter of 2009. Merger-related costs (included in some of the previously described expense categories) totaled $7.9 million in the fourth quarter of 2009, compared to $0.6 million in the third quarter of 2009.

Diluted income to common shareholders in the fourth quarter of 2009 totaled $106 million, up 335% on a linked quarter basis. Return on average assets, or ROA, was 5.28% for the fourth quarter of 2009, return on average common equity, or ROE, was 46.99%, and return on average tangible common equity was 66.22%.

Asset Quality

Our credit quality statistics were significantly affected by the FDIC-assisted acquisitions, though the loss share arrangements with the FDIC and discounts on the assets acquired should provide substantial protection against loss on those assets. Under the loss share agreements, the FDIC will cover 80% of the losses on the disposition of loans and OREO up to $970 million, or $776 million of losses (we would cover the remaining $194 million amount). In addition, the FDIC will cover 95% of losses that exceed that $970 million threshold level. We estimate a maximum loss exposure will be approximately $301 million, assuming all loans experience 100% losses with no recoveries, over the loss share period. We received a discount of approximately $500 million on the purchase of assets in these transactions. Excluding the Orion and Century FDIC-assisted transactions, NPAs and loans past due 30 days or more increased marginally during the fourth quarter of 2009.

Summary Asset Quality Statistics

(dollars in thousands)	IBERIABANK Corporation
	2Q09	3Q09(1)	4Q09(2)
Nonaccruals	$28,519	$36,256	$39,847
OREO & Foreclosed	17,352	13,469	15,281
90+ Days Past Due	13,259	4,650	4,960

Nonperforming Assets	$59,130	$54,375	$60,088
NPAs/Assets	1.04%	0.93%	0.91%
NPAs/(Loans + OREO)	1.54%	1.38%	1.45%
LLR/Loans	1.21%	1.25%	1.36%
Net Charge-Offs/Loans	0.33%	2.38%	0.22%

(1)	Excludes the impact of the CapitalSouth acquisition.

(2)	Excludes the impact of all FDIC-assisted acquisitions.

The FDIC-assisted transactions accounted for $949 million, or 94% of our $1 billion in total NPAs at December 31, 2009, and the legacy IBERIABANK Corporation franchise accounted for the remaining $60 million in NPAs. Excluding the FDIC-assisted transactions, NPAs equated to 0.91% of total assets at December 31, 2009, compared to 0.93% at September 30, 2009. On this same basis, total loans past due 30 days or more (including nonaccruing loans) represented 1.67% of total loans at December 31, 2009, up 25 basis points, compared to 1.42% of total loans at September 30, 2009.

Loans Past Due

Loans Past Due 30 Days Or More And Nonaccruing Loans As % Of Loans Outstanding

	9/30/08	12/31/08	3/31/09	6/30/09	9/30/09	12/31/09
Consolidated (Excluding Covered Assets)
30+ days past due	0.52%	0.89%	0.65%	0.64%	0.50%	0.71%
Non-accrual	0.72%	0.74%	0.90%	0.74%	0.92%	0.96%

Total Past Due	1.24%	1.63%	1.55%	1.38%	1.42%	1.67%

Consolidated (Including Covered Assets)
30+ days past due	—	—	—	—	1.08%	4.35%
Non-accrual	—	—	—	—	2.87%	15.33%

Total Past Due	—	—	—	—	3.95%	19.68%

At December 31, 2009, the allowance for loan losses was 0.96%, compared to 1.13% at September 30, 2009. In accordance with GAAP, the assets acquired in the FDIC-assisted transactions were marked to market at consummation, including estimated loan losses. As a result, no loan loss reserves are recorded on these loans at this time. Excluding these acquired loans, our ratio of loan loss reserves to loans increased from 1.25% at September 30, 2009 to 1.36% at December 31, 2009.

We reported net charge-offs of $2 million in the fourth quarter of 2009, compared to $23 million in the third quarter of 2009. The ratio of net charge-offs to average loans was 0.18% in the fourth quarter of 2009, compared to 2.26% in the third quarter of 2009. The elevated charge-offs in the third quarter were primarily due to valuations on appraisals of collateral securing certain loans, our credit portfolio management process, general economic conditions, and other factors that specifically impacted certain borrowers. We recorded a $9 million loan loss provision in the fourth quarter of 2009, compared to $25 million in the third quarter of 2009. Management considers the loan loss reserve adequate to absorb probable credit losses inherent in the loan portfolio at December 31, 2009.

Orion and Century Offices and Facilities

Thirty-four of Orion’s and Century’s banking offices located in Florida have reopened as branches of IBERIABANK. The physical branch locations and leases were not immediately acquired by IBERIABANK in the Orion and Century FDIC-assisted transactions. IBERIABANK has options to acquire, at fair market value, any bank premises that were owned by, or any leases relating to bank premises held by, Orion and Century (including ATM locations). IBERIABANK is currently reviewing the bank premises and related leases. IBERIABANK currently expects to acquire substantially all of the facilities and leases. In addition, IBERIABANK has options to elect to assume or reject any contracts that provided for the rendering of services by or to Orion and Century.

Non-GAAP Financial Measures

This prospectus supplement contains financial information determined by methods other than in accordance with GAAP. Our management uses these non-GAAP financial measures in their analysis of our performance. These measures typically adjust GAAP performance measures to exclude the effects of the amortization of intangibles and include the tax benefit associated with revenue items that are tax-exempt, as well as adjust income available to common shareholders for certain significant activities or nonrecurring transactions. Since the presentation of these GAAP performance measures and their impact differ between companies, management believes presentations of these non-GAAP financial measures provide useful supplemental information that is essential to a proper understanding of the operating results of our core businesses. These non-GAAP disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Reconciliations of GAAP to non-GAAP disclosures are included on page S-14 of this prospectus supplement.

Balance Sheet

(dollars in thousands)

	December 31,			September 30, 2009
	2009	2008	% Change
	(unaudited)			(unaudited)

Assets
Cash and Due From Banks	$94,674	$159,716	(40.7)%	$66,579
Interest-bearing Deposits in Banks	80,723	186,149	(56.6)%	273,982

Total Cash and Equivalents	175,397	345,865	(49.3)%	340,561
Investment Securities Available for Sale	1,320,476	828,743	59.3%	1,024,868
Investment Securities Held to Maturity	260,361	60,733	328.7%	70,951

Total Investment Securities	1,580,837	889,476	77.7%	1,095,819
Mortgage Loans Held for Sale	66,945	63,503	5.4%	52,796
Loss Share Receivable	1,034,734	—	100.0%	86,955
Loans, Net of Unearned Income	5,784,365	3,744,402	54.5%	4,298,845
Allowance for Loan Losses	(55,768)	(40,872)	36.4%	(48,787)

Loans and related loss receivable, net	6,763,331	3,703,530	82.6%	4,337,013
Premises and Equipment	137,426	131,404	4.6%	130,453
Goodwill and Other Intangibles	260,144	259,683	0.2%	258,186
Mortgage Servicing Rights	229	188	22.2%	219
Other Assets	716,093	189,577	277.7%	251,473

Total Assets	$9,700,402	$5,583,226	73.7%	$6,466,520

Liabilities and Shareholders’ Equity
Noninterest-bearing Deposits	$985,253	$620,637	58.7%	$628,804
Interest-bearing Deposits	6,570,895	3,375,179	94.7%	4,146,933

Total Deposits	7,556,148	3,995,816	89.1%	4,775,737
Short-term Borrowings	90,000	58,000	55.2%	15,000
Securities Sold Under Agreements to Repurchase	173,351	150,213	15.4%	193,234
Long-term Debt	745,864	568,479	31.2%	526,106
Other Liabilities	180,824	76,510	136.3%	105,862

Total Liabilities	8,746,187	4,849,018	80.4%	5,615,939
Total Shareholders’ Equity	954,215	734,208	30.0%	850,581

Total Liabilities and Shareholders’ Equity	$9,700,402	$5,583,226	73.7%	$6,466,520

Income Statement

(dollars in thousands except per share data)

	For The Three Months Ended December 31,			For The Twelve Months Ended December 31,
	2009	2008	% Change	2009	2008	% Change
	(unaudited)	(unaudited)		(unaudited)

Interest Income	$85,538	$65,074	31.4%	$270,387	$263,827	2.5%
Interest Expense	27,982	27,907	0.3%	97,602	126,183	(22.7)%

Net Interest Income	57,556	37,167	54.9%	172,785	137,644	25.5%
Provision for Loan Losses	9,260	6,206	49.2%	45,370	12,568	261.0%

Net Interest Income After Provision for Loan Losses	48,296	30,961	56.0%	127,415	125,076	1.9%
Service Charges	6,253	5,851	6.9%	22,986	23,025	(0.2)%
ATM / Debit Card Fee Income	2,340	1,804	29.7%	7,975	6,820	16.9%
BOLI Proceeds and Cash Surrender Value Income	729	679	7.5%	2,892	2,966	(2.5)%
Gain on Acquisition	169,512	—	100.0%	227,342	—	100.0%
Gain on Sale of Loans, net	8,506	4,292	98.2%	35,108	25,295	38.8%
Gain (Loss) on Sale of Investments, net	878	525	67.3%	6,736	1,137	492.2%
Title Revenue	4,127	3,806	8.4%	18,476	19,003	(2.8)%
Broker Commissions	1,048	1,156	(9.4)%	4,592	5,528	(16.9)%
Other Noninterest Income	2,600	2,275	14.3%	6,879	8,158	(15.7)%

Total Noninterest Income	195,993	20,388	861.3%	332,986	91,932	262.2%
Salaries and Employee Benefits	34,339	22,362	53.6%	114,379	88,971	28.6%
Occupancy and Equipment	7,068	5,702	23.9%	24,337	23,294	4.5%
Amortization of Acquisition Intangibles	1,022	684	49.5%	2,893	2,408	20.1%
Other Noninterest Expense	32,685	11,804	176.9%	81,651	46,553	75.4%

Total Noninterest Expense	75,114	40,552	85.2%	223,260	161,226	38.5%
Income Before Income Taxes	169,175	10,797	1466.9%	237,141	55,782	325.1%
Income Taxes	60,496	2,521	2299.7%	85,891	15,870	441.2%

Net Income	$108,679	$8,276	1213.2%	$151,250	$39,912	279.0%

Preferred Stock Dividends	—	(348)	0.0%	(3,350)	(348)	862.6%

Earnings Available to Common Shareholders—Basic	$108,679	$7,928	1270.8%	$147,900	$39,564	273.8%

Earnings Allocated to Unvested Restricted Stock	(2,706)	(212)	1176.4%	(3,733)	(905)	312.5%

Earnings Available to Common Shareholders—Diluted	$105,973	$7,716	1273.4%	$144,167	$38,659	272.9%

Earnings Per Share—Diluted	$5.22	$0.57	815.8%	$8.03	$2.97	170.8%

Reconciliation of Non-GAAP Financial Measures

(dollars in thousands)

	For The Quarter Ended
	12/31/2009	9/30/2009	12/31/2008
Net Interest Income	$57,556	$40,666	$37,167
Effect of Tax Benefit on Interest Income	1,896	1,626	1,250

Net Interest Income (TE)(1)	59,452	42,292	38,417

Noninterest Income	195,993	81,234	20,388
Effect of Tax Benefit on Noninterest Income	393	393	365

Noninterest Income (TE)(1)	196,386	81,627	20,753

Total Revenues (TE)(1)	$255,838	$123,919	$59,170

Total Noninterest Expense	$75,114	$54,540	$40,552
Less Intangible Amortization Expense	(1,022)	(627)	(684)

Tangible Operating Expense(2)	$74,092	$53,913	$39,868

Return on Average Common Equity	48.01%	11.77%	5.80%
Effect of Intangibles(2)	20.02%	5.49%	5.94%

Return on Average Tangible Common Equity(2)	68.03%	17.26%	11.74%

Efficiency Ratio	29.6%	44.7%	70.5%
Effect of Tax Benefit Related to Tax Exempt Income	(0.3)%	(0.7)%	(1.9)%

Efficiency Ratio (TE)(1)	29.3%	44.0%	68.6%
Effect of Amortization of Intangibles	(0.3)%	(0.5)%	(1.2)%

Tangible Efficiency Ratio (TE)(1) (2)	29.0%	43.5%	67.4%

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.

(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

The Offering

Common stock we are offering	5,194,805 shares

Common stock to be outstanding after this offering	25,950,362 shares

Public offering price per share	$57.75

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, including to fund possible future acquisitions of other financial services businesses (which may include FDIC-assisted transactions), our working capital needs and investments in our subsidiaries to support our continued growth.

Nasdaq Global Select Market Symbol	IBKC

Risk factors	Investing in our securities involves risks. You should carefully consider the information under “Risk Factors” beginning on page S-19 and the other information included in this prospectus supplement before investing in our securities.

The number of shares of our common stock to be outstanding after the offering is based on actual shares outstanding as of March 1, 2010 and does not include 779,220 shares of common stock reserved for issuance in connection with the underwriters’ option to purchase additional shares to cover over-allotments. In addition, the number of shares of common stock to be outstanding after this offering excludes the following, in each case as of March 1, 2010:

•	1,246,035 shares of common stock issuable upon exercise of options outstanding under our various equity incentive plans, having a weighted average exercise price of $43.36 per share; and

•	510,616 additional shares of common stock reserved for issuance pursuant to our various equity incentive plans.

SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth selected consolidated historical financial and other data for the periods ended and as of the dates indicated. The selected consolidated financial data presented below as of and for the years ended December 31, 2008, 2007 and 2006 is derived from our audited consolidated financial statements incorporated by reference into this prospectus supplement and accompanying prospectus, except the Per Common Share Data, Annualized Performance Ratios, Asset Quality Ratios, Capital Ratios and Other Data described in detail below. The selected consolidated financial data as of and for the years ended December 31, 2005 and 2004 is derived from our audited consolidated financial statements, which are not included or incorporated by reference in this prospectus supplement and accompanying prospectus. The summary consolidated financial data for the nine-month periods ended September 30, 2009 and 2008 is derived from our unaudited consolidated financial statements incorporated by reference into this prospectus supplement and accompanying prospectus and should be read in conjunction with those unaudited consolidated financial statements and notes thereto. In the opinion of management, our unaudited consolidated financial statements for the nine months ended September 30, 2009 and 2008 include all normal recurring adjustments necessary for a fair presentation of results for the unaudited interim periods. Results from past periods are not necessarily indicative of results that may be expected for any future period. This selected historical financial data should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, and with our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and accompanying prospectus.

Accounting Standards Codification Topic No. 260 clarifies share-based payment awards that entitle holders to receive non-forfeitable dividends before vesting should be considered participating securities and thus included in the calculation of basic EPS. Effective January 1, 2009, these awards are now included in the calculation of basic EPS under the two-class method, a change that reduces both basic and diluted EPS. The two-class method allocates earnings for the period between common shareholders and other security holders. The participating securities awards that receive dividends will be allocated the same amount of income as if they were outstanding shares.

All prior period EPS data presented have been adjusted retrospectively to conform to the provisions of the principle. Previously, we included unvested share payment awards in the calculation of diluted EPS under the treasury stock method. Previously reported per share data were calculated using the treasury stock method.

(Dollars in thousands, except per share data)
	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)
Income Statement Data:
Total interest income	$184,849	$198,753	$263,827	$262,246	$165,292	$135,248	$108,610
Total interest expense	69,620	98,276	126,183	138,727	73,770	50,450	33,982

Net interest income	115,229	100,477	137,644	123,519	91,522	84,798	74,628
Provision for (Reversal of) loan losses	36,110	6,362	12,568	1,525	(7,803)	17,069	4,041
Net interest income after provision for (reversal of) loan losses	79,119	94,115	125,076	121,994	99,325	67,729	70,587
Total non-interest income	136,993	71,545	91,932	76,594	23,450	26,141	23,217
Total non-interest expense	148,145	120,675	161,226	140,118	72,545	63,708	54,291

Income before income taxes	67,967	44,985	55,782	58,470	50,230	30,162	39,513
Income taxes	25,396	13,349	15,870	17,160	14,535	8,162	12,174

Net income	42,571	31,636	39,912	41,310	35,695	22,000	27,339
Preferred stock dividends	3,350	—	348	—	—	—	—

Income available to common shareholders	$39,221	$31,636	$39,564	$41,310	$35,695	$22,000	$27,339

(Dollars in thousands, except per share data)
	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)
Per Common Share Data: (1)
Income available to common shareholders, basic	$2.25	$2.46	$3.04	$3.31	$3.67	$2.33	$3.18
Income available to common shareholders, diluted	2.22	2.40	2.97	3.21	3.48	2.19	2.96
Cash dividend declared per common share	1.02	1.02	1.36	1.34	1.22	1.00	0.85
Book value per common share (2)	41.41	39.96	40.53	38.99	31.07	27.60	25.62
Tangible book value per common share (2)	28.88	19.89	24.20	19.06	21.43	17.07	17.67
Basic weighted average common shares outstanding	17,410,986	12,864,665	13,045,855	12,481,050	9,708,025	9,398,597	8,559,672
Diluted weighted average common shares outstanding	17,167,256	12,779,727	12,970,054	12,571,580	9,926,510	9,757,393	9,042,129
Previously reported per share data:
Basic weighted average shares outstanding	17,200,138	12,496,536	12,688,741	12,203,127	9,401,245	9,154,994	8,377,008
Diluted weighted average shares outstanding	16,962,607	12,830,449	13,026,897	12,641,267	9,993,352	9,812,502	9,092,891
Income available to common shareholders, basic	2.25	2.53	3.12	3.39	3.80	2.40	3.26
Income available to common shareholders, diluted	2.22	2.47	3.04	3.27	3.57	2.24	3.01
Balance Sheet Data (period end):
Investment securities	$1,095,819	$899,145	$889,476	$804,877	$581,352	$572,582	$566,955
Loans, net of unearned income (3)	4,298,845	3,629,372	3,744,402	3,430,039	2,234,002	1,918,516	1,650,626
Mortgage loans held for sale	52,796	61,419	63,503	57,695	54,273	10,515	8,109
Total loans (3) (4)	4,351,641	3,690,791	3,807,905	3,487,734	2,288,275	1,929,031	1,658,735
Interest-earning assets	5,833,641	4,666,763	4,910,949	4,354,561	2,932,818	2,589,806	2,268,790
Goodwill and other intangible assets	258,405	260,440	259,683	254,627	99,070	100,596	68,310
Total assets	6,466,520	5,351,329	5,583,226	4,916,958	3,203,036	2,852,592	2,448,602
Total deposits	4,775,737	3,934,924	3,995,816	3,484,828	2,422,582	2,242,956	1,773,489
Junior subordinated debt	136,686	137,034	111,947	105,097	52,672	37,282	30,930
Other borrowings	597,655	672,801	664,745	788,673	386,930	281,779	411,612
Tangible shareholders’ equity (5)	590,208	258,090	474,337	243,412	220,439	162,897	151,667
Total shareholders’ equity	850,581	518,530	734,208	498,059	319,551	263,569	220,162
Annualized Performance Ratios (6):
Common dividends declared on income available to common shareholders	45.8%	41.7%	46.98%	41.61%	33.64%	43.56%	26.55%
Return on average assets	0.99	0.82	0.77	0.90	1.19	0.81	1.17
Return on average tangible assets (7)	1.08	0.91	0.86	1.01	1.27	0.89	1.24
Return on average equity	7.60	8.22	7.56	8.87	12.86	8.41	12.98
Return on average tangible equity (8)	12.13	17.49	15.75	19.20	20.75	14.23	19.77
Return on average common equity (9)	7.42	8.22	7.59	8.87	12.86	8.41	12.98
Return on average tangible common equity (10)	12.12	17.49	16.15	19.20	20.75	14.23	19.77
Net interest margin (TE) (11) (12)	3.07	2.97	3.03	3.13	3.42	3.54	3.60
Efficiency ratio	58.74	70.15	70.23	70.02	63.10	57.43	55.49
Tangible efficiency ratio (13)	56.75	67.24	67.27	66.71	62.15	56.83	54.79
Asset Quality Ratios:
Allowance for loan losses to period end loans	1.13%	1.09%	1.09%	1.12%	1.34%	1.98%	1.22%
Allowance for loan losses to period end non-performing loans	38.11	127.68	134.90	98.77	993.76	659.29	355.17

(footnotes on following page)

(Dollars in thousands, except per share data)
	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)
Non-performing loans and OREO to period end loans and OREO	3.50	1.19	1.24	1.40	0.22	0.31	0.37
Non-performing assets to period end total assets	2.34	0.81	0.83	0.98	0.16	0.21	0.25
Net loan charge-offs to average loans	0.98	0.19	0.28	0.06	0.02	0.20	0.18
Capital Ratios:
Average total shareholders’ equity to average assets	12.99%	9.95%	10.14%	10.18%	9.22%	9.63%	9.01%
Tangible common equity to tangible assets (14)	9.56	5.07	7.23	5.22	7.10	5.92	6.37
Tier 1 leverage ratio	11.55	7.29	11.27	7.42	9.01	7.65	7.63
Tier 1 risk-based ratio	15.16	9.41	14.07	9.32	11.81	10.70	11.13
Total risk-based ratio	16.82	11.07	15.69	10.37	13.06	11.96	12.36
Other Data:
Number of banking offices	101	87	88	81	49	44	42
Number of employees (full-time equivalent basis)	1.546	1,459	1,312	1,294	752	701	607

(1)	All share and per share information for all periods presented have been adjusted for a five-for-four split of our common stock that was effected as a dividend to shareholders of record as of August 15, 2005.

(2)	Shares used for book value and tangible book value purposes exclude shares held in treasury and unreleased shares held by the Employee Stock Ownership Plan at the end of the period.

(3)	Net of unearned discounts but before deduction of allowance for loan loss.

(4)	Total loans include loans held for sale.

(5)	Tangible shareholders’ equity is calculated as total shareholders’ equity less goodwill, core deposit intangible assets, title plant assets, and mortgage servicing rights.

(6)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.

(7)	Return on average tangible assets is calculated by dividing net income less amortization of intangibles by average assets less average intangibles.

(8)	Return on average tangible equity is calculated by dividing net income less amortization of intangibles by average equity less average intangibles.

(9)	Return on average common equity is calculated by dividing net income available to common shareholders by average common equity.

(10)	Return on average tangible common equity is calculated by dividing net income available to common shareholders less amortization of intangibles by average common equity less average intangibles.

(11)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.

(12)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.

(13)	The tangible efficiency ratio is calculated by dividing non-interest expense less amortization of intangibles by the sum of net interest income on a fully taxable equivalent basis plus non-interest income.

(14)	Tangible common equity to tangible assets is calculated by dividing period-end common equity less period-end intangibles by period-end assets less period-end intangibles.

RISK FACTORS

Investing in shares of our common stock involves significant risks, including the risks described below. You should carefully consider the following information about these risks, together with the other information contained in this prospectus and the information incorporated by reference into this prospectus before purchasing shares of our common stock. The risks that we have highlighted here are not the only ones that we face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. In addition, there are risks beyond our control. If any of these risks actually occurs, our business, financial condition or results of operations could be negatively affected.

Risks About Our Company

The current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations.

Although we remain well capitalized and have not suffered from liquidity issues, we are operating in a challenging and uncertain economic environment. Financial institutions continue to be affected by declines in the real estate market and constrained financial markets. We retain direct exposure to the residential and commercial real estate markets, and we could be affected by these events. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have an adverse affect on our borrowers or their customers, which could adversely affect our financial condition and results of operations. In addition, a continued deterioration in local economic conditions in our markets could drive losses beyond those which are provided for in our allowance for loan losses and result in a variety of consequences including the following:

•	increases in loan delinquencies;

•	increases in nonperforming assets and foreclosures;

•	decreases in demand for our products and services, which could adversely affect our liquidity position; and

•	decreases in the value of the collateral securing our loans, especially real estate, which could reduce customers’ borrowing power.

Disruptions in the global financial markets could adversely affect our results of operations and financial condition.

Since mid-2007, global financial markets have suffered substantial disruption, illiquidity and volatility. These circumstances resulted in significant government assistance to a number of major financial institutions. These events have significantly diminished overall confidence in the financial markets and in financial institutions and have increased the uncertainty we face in managing our business. If these disruptions continue or other disruptions in the financial markets or the global or our regional economic environment arise, they could have an adverse effect on our future results of operations and financial condition, including our liquidity position, and may affect our ability to access capital.

The U.S. government’s plans to stabilize the financial markets may not be effective.

In response to the recent volatility in the financial markets, the U.S. government has enacted certain legislation and regulatory programs to foster stability, including the EESA as amended by the American Recovery and Reinvestment Act of 2009, or ARRA. There can be no assurance that the impact of such legislation and the various programs created thereunder on the financial markets will be sufficient to produce the desired results. The failure of the U.S. government to fully execute the programs it has already developed, or to implement expeditiously other remedial economic and financial legislation that may be needed, could have a material adverse effect on the financial markets, which in turn could materially and adversely affect our business, financial condition and results of operations.

Recent legislative and regulatory proposals in response to recent turmoil in the financial markets may adversely affect our business and results of operations.

The banking industry is heavily regulated. We are subject to examinations, supervision and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities. Banking regulations are primarily intended to protect the federal deposit insurance fund and depositors, not shareholders.

The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. Changes in the laws, regulations and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Federal economic and monetary policies may also affect our ability to attract deposits and other funding sources, make loans and investments, and achieve satisfactory interest spreads.

Legislation proposing significant structural reforms to the financial services industry is being considered in the U.S. Congress, including, among other things, the creation of a Consumer Financial Protection Agency, which would have broad authority to regulate financial service providers and financial products. In addition, the Federal Reserve Board has proposed guidance on incentive compensation at the banking organizations it regulates and the Treasury Department and the federal banking regulators have issued statements calling for higher capital and liquidity requirements for banking organizations. Complying with any new legislative or regulatory requirements, and any programs established thereunder, by federal and state governments to address the current economic crisis could have an adverse impact on our results of operations, financial condition, our ability to fill positions with the most qualified candidates available and our ability to maintain our dividend.

Our recent growth and financial performance will be negatively impacted if we are unable to execute our growth strategy.

Our stated growth strategy is to grow organically and supplement that growth with select acquisitions. Over the last few years, we have continued to fill out our Louisiana franchise by adding de novo branches in attractive markets where we believe we have a competitive advantage and will continue to do so. In the wake of Hurricanes Katrina and Rita in 2005, we implemented a branch expansion initiative whereby we opened banking offices in various southern Louisiana communities. Our success depends primarily on generating loans and deposits of acceptable risk and expense. There can be no assurances that we will be successful in continuing our organic, or internal, growth strategy, which depends upon economic conditions, our ability to identify appropriate markets for expansion, our ability to recruit and retain qualified personnel, our ability to fund growth at a reasonable cost, sufficient capital to support our growth initiatives, competitive factors, banking laws, and other factors.

Supplementing our internal growth through acquisitions is an important part of our strategic focus. Since 1995, approximately 66% of our asset growth has been through acquisitions, or external growth. Our acquisition efforts have focused on targeted entities in markets in which we currently operate and markets in which we believe we can compete effectively. We compete with other financial services companies for acquisition opportunities, including failed bank targets, and many of these competitors have greater financial resources than we do and may be able to pay more for an acquisition than we are able or willing to pay. We also may need additional debt or equity financing in the future to fund acquisitions. We may not be able to obtain additional financing or, if available, it may not be in amounts and on terms acceptable to us. Our issuance of additional securities will dilute existing shareholders’ equity interest in us and may have a dilutive effect on our EPS. If we are unable to locate suitable acquisition candidates willing to sell on terms acceptable to us, or we are otherwise unable to obtain additional debt or equity financing necessary for us to continue making acquisitions, we would be required to find other methods to grow our business and we may not grow at the same rate we have in the past, or at all.

We cannot be certain as to our ability to manage increased levels of assets and liabilities without increased expenses and higher levels of nonperforming assets. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely affect earnings, shareholder returns, and our efficiency ratio. Increases in operating expenses or nonperforming assets may decrease our earnings and the value of our common stock.

In addition to the normal operating challenges inherent in managing a larger financial institution, each of our acquisitions and potential future acquisitions is subject to appropriate regulatory approval. Our regulators may require that we demonstrate that we have appropriately integrated our prior acquisitions, or any future acquisitions we may do, before permitting us to engage in any future material acquisitions.

FDIC-assisted acquisition opportunities may not become available and increased competition may make it more difficult for us to bid on failed bank transactions on terms we consider to be acceptable.

A part of our near-term business strategy is to pursue failing banks that the FDIC plans to place in receivership. The FDIC may not place banks that meet our strategic objectives into receivership. Failed bank transactions are attractive opportunities in part because of loss sharing arrangements with the FDIC that limit the acquirer’s downside risk on the purchased loan portfolio and, apart from our assumption of deposit liabilities, we have significant discretion as to the non-deposit liabilities that we assume. In addition, assets purchased from the FDIC are marked to their fair value and in many cases there is little or no addition to goodwill arising from an FDIC-assisted transaction. The bidding process for failing banks could become very competitive and the increased competition may make it more difficult for us to bid on terms we consider to be acceptable.

Like most banking organizations, our business is highly susceptible to credit risk.

As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that the collateral securing the payment of their loans (if any) may decrease in value or may not otherwise be sufficient to assure repayment. Credit losses could have a material adverse effect on our operating results. Our credit risk with respect to our consumer installment loan portfolio and commercial loan portfolio relates principally to the general creditworthiness of individuals and businesses within our local market areas. Our credit risk with respect to our residential and commercial real estate mortgage and construction loan portfolios relates principally to the general creditworthiness of individuals and businesses and the value of real estate serving as security for the repayment of the loans. A related risk in connection with loans secured by commercial real estate is the effect of unknown or unexpected environmental contamination, which could make the real estate effectively unmarketable or otherwise significantly reduce its value as security or could expose us to remediation liabilities as the lender.

Our loan portfolio has and will continue to be affected by the on-going correction in residential real estate prices and reduced levels of home sales.

There has been a general slowdown in housing construction in some of our market areas, reflecting declining prices and excess inventories of houses to be sold, particularly impacting borrowers in our Northwest Arkansas, Florida and Memphis, Tennessee markets. As a result, home builders have shown signs of financial deterioration. A soft residential housing market, increased delinquency rates, and a weakened secondary credit market have affected the overall mortgage industry. We expect the home builder market to continue to be volatile and anticipate continuing pressure on the home builder segment in the coming months. We make credit and reserve decisions based on the current conditions of borrowers or projects combined with our expectations for the future. If the slowdown in the housing market continues, we could experience higher charge-offs and delinquencies beyond that which is provided in our allowance for loan losses. As such, our earnings could be adversely affected through a higher than anticipated provision for loan losses and charge offs of loans.

At December 31, 2009, we had:

•	$649.8 million of home equity loans and lines, representing 11.2% of total loans and leases.

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$1.0 billion in residential real estate loans, representing 17.4% of total loans and leases. Adjustable-rate mortgages, primarily mortgages that have a fixed rate for the first three to five years and then adjust annually, comprised 44.8% of this portfolio.

•	$83.9 million of loans to single family home builders, including loans made to both middle market and small business home builders. These loans represented 1.5% of total loans and leases.

Our allowance for loan losses may not be sufficient to cover actual loan losses, which could adversely affect our earnings.

We maintain an allowance for loan losses in an attempt to cover loan losses inherent in our loan portfolio. Additional loan losses will likely occur in the future and may occur at a rate greater than we have experienced to date.

The determination of the allowance for loan losses, which represents management’s estimate of probable losses inherent in our credit portfolio, involves a high degree of judgment and complexity. Our policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. Management’s determination of the adequacy of the allowance for loan losses is based on various factors, including an evaluation of the portfolio, past loss experience, current economic conditions, the volume and type of lending conducted by us, composition of the portfolio, the amount of our classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments and other relevant factors. Changes in such estimates may have a significant impact on our financial statements. If our assumptions and judgments prove to be incorrect, our current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Federal and state regulators also periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses would have an adverse effect on our operating results and financial condition.

Commercial loans and CRE loans generally are viewed as having more risk of default than residential real estate loans or other loans or investments. These types of loans also typically are larger than residential real estate loans and other consumer loans. Because our loan portfolio contains a significant number of commercial loans and CRE loans with relatively large balances, the deterioration of a material amount of these loans may cause a significant increase in nonperforming assets. An increase in nonperforming loans could result in: a loss of earnings from these loans; an increase in the provision for loan losses; or, an increase in loan charge-offs, any or all of which would have an adverse impact on our results of operations and financial condition.

Changes in interest rates and other factors beyond our control may adversely affect our earnings and financial condition.

Our net income depends to a great extent upon the level of our net interest income. Changes in interest rates can increase or decrease net interest income and net income. Net interest income is the difference between the interest income we earn on loans, investments and other interest-earning assets, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Net interest income is affected by changes in market interest rates, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market interest rates could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income. As of December 31, 2009, our interest rate risk model indicated we are asset sensitive, meaning interest rate changes would be expected to impact our asset yields more than our liability costs.

Changes in market interest rates are affected by many factors beyond our control, including inflation, unemployment, the money supply, international events, and events in world financial markets. We attempt to manage our risk from changes in market interest rates by adjusting the rates, maturity, repricing, and balances of the different types of interest-earning assets and interest-bearing liabilities, but interest rate risk management techniques are not exact. As a result, a rapid increase or decrease in interest rates could have an adverse effect on our net interest margin and results of operations. Changes in the market interest rates for types of products and services in our markets also may vary significantly from location to location and over time based upon competition and local or regional economic factors.

If we or our banks were unable to borrow funds through access to capital markets, we may not be able to meet the cash flow requirements of our depositors and borrowers, or the operating cash needs to fund corporate expansion and other corporate activities.

Liquidity is the ability to meet cash flow needs on a timely basis at a reasonable cost. The liquidity of our banks is used to make loans and leases to repay deposit liabilities as they become due or are demanded by customers. Liquidity policies and limits are established by the board of directors. Management and our investment committee regularly monitor the overall liquidity position of the banks and the Company to ensure that various alternative strategies exist to cover unanticipated events that could affect liquidity. Management and our investment committee also establish policies and monitor guidelines to diversify our banks’ funding sources to avoid concentrations in any one market source. Funding sources include federal funds purchased, securities sold under repurchase agreements, non-core deposits, and short- and long-term debt. The banks are also members of the Federal Home Loan Bank System, which provides funding to members through advances that are collateralized with mortgage-related assets.

We maintain a portfolio of securities that can be used as a secondary source of liquidity. There are other sources of liquidity available to us should they be needed. These sources include sales or securitizations of loans, our ability to acquire additional national market, non-core deposits, additional collateralized borrowings such as Federal Home Loan Bank advances, the issuance and sale of debt securities, and the issuance and sale of preferred or common securities in public or private transactions. Our banks also can borrow from the Federal Reserve’s discount window.

Amounts available under our existing credit facilities as of December 31, 2009, consist of $960.4 million in Federal Home Loan Bank notes and $145.0 million in the form of federal funds and other lines of credit.

If we were unable to access any of these funding sources when needed, we might be unable to meet customers’ needs, which could adversely impact our financial condition, results of operations, cash flows and liquidity, and level of regulatory-qualifying capital.

Our eligibility to continue to use a short form registration statement on Form S-3 may affect our short-term ability to access the capital markets.

The ability to conduct primary offerings under a registration statement on Form S-3 has benefits to issuers who are eligible to use this short form registration statement. Form S-3 permits an eligible issuer to incorporate by reference its past and future filings and reports made under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, Form S-3 enables eligible issuers to conduct primary offerings “off the shelf” under Rule 415 of the Securities Act of 1933, as amended, or the Securities Act. The shelf registration process under Form S-3, combined with the ability to incorporate information on a forward basis, allows issuers to avoid additional delays and interruptions in the offering process and to access the capital markets in a more expeditious and efficient manner than raising capital in a standard registered offering on Form S-1. One of the requirements for Form S-3 eligibility is for an issuer to have timely filed its Exchange Act reports (including Form 10-Ks, Form 10-Qs and certain Form 8-Ks) for the 12- month period immediately preceding either the filing of the Form S-3 or a subsequent determination date.

During 2009, we were unable to timely file on Form 8-K certain required financial statement information with respect to the FDIC-assisted transactions we consummated (although such information was filed on February 25, 2010). Therefore, we believe we may not be able to continue to use Form S-3 for a period of approximately 12 months from and after we file our Annual Report on Form 10-K for the year ended December 31, 2009. Without Form S-3 eligibility, we may experience delays in our ability to raise capital in the capital markets during that 12-month period. Any such delay may result in offering terms that may not be advantageous to us.

We face risks related to our operational, technological and organizational infrastructure.

Our ability to grow and compete is dependent on our ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure while we expand. Similar to other large corporations, in our case, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or persons outside of our Company and exposure to external events. We are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems which we use both to interface with our customers and to manage our internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new customers depends in part on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.

We continuously monitor our operational and technological capabilities and make modifications and improvements when we believe it will be cost effective to do so. In some instances, we may build and maintain these capabilities ourselves. We also outsource some of these functions to third parties. These third parties may experience errors or disruptions that could adversely impact us and over which we may have limited control. We also face risk from the integration of new infrastructure platforms and/or new third party providers of such platforms into our existing businesses.

Acquisitions or mergers entail risks which could negatively affect our operations.

A significant part of our growth strategy is external growth, primarily through acquisitions of, or mergers with other banks and companies. Acquisitions and mergers, particularly the integration of companies that have previously been operated separately, involves a number of risks, including, but not limited to:

•	the time and costs associated with identifying and evaluating potential acquisition or merger partners;

•	difficulties in assimilating operations of the acquired institution and implementing uniform standards, controls, procedures and policies;

•	exposure to asset quality problems of the acquired institution;

•	our ability to finance an acquisition and maintain adequate regulatory capital;

•	diversion of management’s attention from the management of daily operations;

•	risks and expenses of entering new geographic markets;

•	potential significant loss of depositors or loan customers from the acquired institution;

•	loss of key employees of the acquired institution; and

•	exposure to undisclosed or unknown liabilities of an acquired institution.

Any of these acquisition risks could result in unexpected losses or expenses and thereby reduce the expected benefits of the acquisition. Also, we may issue equity securities, including common stock and securities convertible into common stock in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders. Our failure to successfully integrate current and future acquisitions and manage our growth could adversely affect our business, results of operations, financial condition and future prospects.

With respect to our recent failed bank acquisitions, we are the beneficiary of loss share agreements with the FDIC that call for the FDIC to fund a portion of our potential losses on a majority of the acquired assets subject to certain standard requirements imposed on us. Our ability to retain the loss share protection is contingent on us satisfying our requirements under the agreement.

Competition may decrease our growth or profits.

We compete for loans, deposits, title business and investment dollars with other banks and other financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers, private lenders and title companies, many of which have substantially greater resources than ours. Credit unions have federal tax exemptions, which may allow them to offer lower rates on loans and higher rates on deposits than taxpaying financial institutions such as our banks. In addition, non-depository institution competitors are generally not subject to the extensive regulation applicable to institutions that offer federally insured deposits. Other institutions may have other competitive advantages in particular markets or may be willing to accept lower profit margins on certain products. These differences in resources, regulation, competitive advantages, and business strategy may decrease our net interest margin, may increase our operating costs, and may make it harder for us to compete profitably.

Reputational risk and social factors may impact our results.

Our ability to originate and maintain accounts is highly dependent upon consumer and other external perceptions of our business practices and/or our financial health. Adverse perceptions regarding our business practices and/or our financial health could damage our reputation in both the customer and funding markets, leading to difficulties in generating and maintaining accounts as well as in financing them. Adverse developments with respect to the consumer or other external perceptions regarding the practices of our competitors, or our industry as a whole, may also adversely impact our reputation. In addition, adverse reputational impacts on third parties with whom we have important relationships may also adversely impact our reputation. Adverse impacts on our reputation, or the reputation of our industry, may also result in greater regulatory and/or legislative scrutiny, which may lead to laws, regulations or regulatory actions that may change or constrain the manner in which we engage with our customers and the products we offer. Adverse reputational impacts or events may also increase our litigation risk. We carefully monitor internal and external developments for areas of potential reputational risk and have established governance structures to assist in evaluating such risks in our business practices and decisions.

We may be required to pay significantly higher FDIC premiums or special assessments that could adversely affect our earnings.

Market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits. As a result, we may be required to pay significantly higher premiums or additional special assessments that could adversely affect our earnings. In the second quarter of 2009, the FDIC implemented a special assessment that resulted in approximately $2 million of additional expense during the quarter. It is possible that the FDIC may impose additional special assessments in the future as part of its restoration plan. In addition, on November 12, 2009, the FDIC adopted a rule requiring banks to prepay, on December 30, 2009, three years’ worth of premiums to replenish the depleted insurance fund. We expect the amount of our prepaid assessment to be approximately $19 million. This expected amount does not reflect the impact of the Orion and Century FDIC-assisted transactions. The FDIC is also considering other criteria to create a more risk-based assessment model that could increase respective assessment expenses of some depository institutions. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher

FDIC premiums than the recently increased levels. These announced increases and any future increases or required prepayments in FDIC insurance premiums may materially adversely affect our results of operations.

The geographic concentration of our markets makes our banking business highly susceptible to local economic conditions.

Unlike larger organizations that are more geographically diversified, our banking offices are primarily concentrated in selected markets in Louisiana, Alabama, Arkansas, Florida, Tennessee and Texas. As a result of this geographic concentration, our financial results depend largely upon economic conditions in these market areas. Deterioration in economic conditions in the markets we serve could result in one or more of the following:

•	an increase in loan delinquencies;

•	an increase in problem assets and foreclosures;

•	a decrease in the demand for our products and services; and

•	a decrease in the value of collateral for loans, especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with problem loans and collateral coverage.

If we do not adjust to rapid changes in the financial services industry, our financial performance may suffer.

We face substantial competition for deposit, credit, title insurance and trust relationships, as well as other sources of funding in the communities we serve. Competing providers include other banks, thrifts and trust companies, insurance companies, mortgage banking operations, credit unions, finance companies, title insurance agencies and companies, money market funds and other financial and nonfinancial companies which may offer products functionally equivalent to those offered by us. Competing providers may have greater financial resources than we do and offer services within and outside the market areas we serve. In addition to this challenge of attracting and retaining customers for traditional banking services, our competitors include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that financial institutions have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is primarily a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers. If we are unable to adjust both to increased competition for traditional banking services and changing customer needs and preferences, our financial performance and your investment in our common stock could be adversely affected.

Hurricanes or other adverse weather events could negatively affect our local economies or disrupt our operations, which would have an adverse effect on our business or results of operations.

Like other coastal areas, some of our markets in Louisiana, Alabama, Florida and Texas are susceptible to hurricanes and tropical storms. Such weather events can disrupt our operations, result in damage to our properties, decrease the value of real estate collateral for our loans and negatively affect the local economies in which we operate. We cannot predict whether or to what extent damage that may be caused by future hurricanes or other weather events will affect our operations or the economies in our market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing our loans and an increase in the delinquencies, foreclosures and loan losses. Our business or results of operations may be adversely affected by these and other negative effects of hurricanes or other significant weather events.

We are exposed to intangible asset risk which could impact our financial results.

In accordance with GAAP, we record assets acquired and liabilities assumed at their fair value, and, as such, acquisitions typically result in recording goodwill. We perform a goodwill valuation at least annually to test for goodwill impairment. Impairment testing is a two step process that first compares the fair value of goodwill with its carrying amount, and second measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Management’s testing in 2009 indicated an impairment of goodwill at our Lenders Title Company subsidiary, resulting in an impairment charge of $9.7 million recorded in our operating results for the year ended December 31, 2009. Adverse conditions in our business climate, including a significant decline in future operating cash flows, a significant change in our stock price or market capitalization, or a deviation from our expected growth rate and performance may significantly affect the fair value of our goodwill and may trigger additional impairment losses, which could be materially adverse to our operating results and financial position.

The loss of certain key personnel could negatively affect our operations.

Although we have employed a significant number of additional executive officers and other key personnel in recent months, our success continues to depend in large part on the retention of a limited number of key management, lending and other banking personnel. We could undergo a difficult transition period if we were to lose the services of any of these individuals. Our success also depends on the experience of our banking facilities’ managers and lending officers and on their relationships with the customers and communities they serve. The loss of these key persons could negatively impact the affected banking operations.

Risks Related to the FDIC-assisted Transactions

The success of the FDIC-assisted transactions will depend on a number of uncertain factors.

The success of the FDIC-assisted transactions will depend on a number of factors, including, without limitation:

•	our ability to integrate the branches acquired from CapitalSouth, Orion and Century in the FDIC-assisted transactions into IBERIABANK’s current operations;

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our ability to limit the outflow of deposits held by our new customers in the acquired branches and to successfully retain and manage interest-earning assets (i.e., loans) acquired in the FDIC-assisted transactions;

•	our ability to attract new deposits and to generate new interest-earning assets in the geographic areas previously served by CapitalSouth, Orion, Century and the acquired branches;

•	our ability to effectively compete in new markets in which we did not previously have a presence:

•	our success in deploying the cash received in the FDIC-assisted transactions into assets bearing sufficiently high yields without incurring unacceptable credit or interest rate risk;

•	our ability to control the incremental non-interest expense from the acquired branches in a manner that enables us to maintain a favorable overall efficiency ratio;

•	our ability to retain and attract the appropriate personnel to staff the acquired branches; and

•	our ability to earn acceptable levels of interest and non-interest income, including fee income, from the acquired branches.

As with any acquisition involving a financial institution, particularly one involving the transfer of a large number of bank branches such as the FDIC-assisted transactions, there may be business and service changes and disruptions that result in the loss of customers or cause customers to close their accounts and move their business to competing financial institutions. Integrating the acquired branches will be an operation of substantial size and expense, and may be affected by general market and economic conditions or government actions affecting the financial industry generally. Integration efforts will also likely divert our management’s attention and resources. No assurance can be given that we will be able to integrate the acquired branches successfully, and the integration process could result in the loss of key employees, the disruption of ongoing business, or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the FDIC-assisted transactions. We may also encounter unexpected difficulties or costs during the integration that could adversely affect our earnings and financial condition, perhaps materially. Additionally, no assurance can be given that the operation of the acquired branches will not adversely affect our existing profitability, that we will be able to achieve results in the future similar to those achieved by our existing banking business, that we will be able to compete effectively in the market areas currently served by CapitalSouth, Orion, Century and the acquired branches, or that we will be able to mange any growth resulting from the FDIC-assisted transactions effectively.

Our ability to grow the acquired branches following the FDIC-assisted transactions depends in part on our ability to retain certain key branch personnel we expect to hire in connection with the FDIC-assisted transactions. We believe that the ties these employees have in the local banking markets previously served by CapitalSouth, Orion, Century and the acquired branches are vital to our ability to maintain our relationships with existing CapitalSouth, Orion and Century customers and to generate new business in these markets. Our failure to hire or retain these employees could adversely affect the success of the FDIC-assisted transactions and our future growth.

Changes in national and local economics conditions could lead to higher loan charge-offs in connection with the FDIC-assisted transactions all of which may not be supported by the loss sharing agreement with the FDIC.

We acquired significant portfolios of loans in the FDIC-assisted transactions. Although these loan portfolios will be initially accounted for at fair value, there is no assurance that the loans we acquired will not become impaired, which may result in additional charge-offs to this portfolio. The fluctuations in national, regional and local economic conditions, including those related to local residential, commercial real estate and construction markets, may increase the level of charge-offs that we make to our loan portfolio, and consequently, reduce our net income, and may also increase the level of charge-offs on the loan portfolio that we have acquired in the Acquisitions and correspondingly reduce our net income. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on our operations and financial condition even if other favorable events occur.

Although we have entered into loss sharing agreements with the FDIC which provide that a significant portion of losses related to specified loan portfolios that we have acquired in connection with the FDIC-assisted transactions will be borne by the FDIC, we are not protected for all losses resulting from charge-offs with respect to those specified loan portfolios. Additionally, the loss sharing agreements have limited terms; therefore, any charge-off of related losses that we experience after the term of the loss sharing agreements will not be reimbursed by the FDIC and will negatively impact our net income. The loss sharing agreements also impose standard requirements on us which must be satisfied in order to retain loss share protections.

Deposit and loan run-off rates could exceed the rates we have projected in connection with our planning for the FDIC-assisted transactions and the integration of the acquired branches.

Deposit run-off could be higher than our assumptions. As part of the FDIC-assisted transactions, it will be necessary to convert customer loan and deposit data from Orion’s and Century’s data processing systems to our data processing system. Delays or errors in the conversion process could adversely affect customer relationships, increase run-off of deposit and loan customers and result in unexpected charges and costs. Similarly, run-off could increase if we are not able to service in a cost-effective manner particular loan or deposit products with special features previously offered by Orion and Century. Any increase in run-off rates could adversely affect our ability to stimulate growth in the acquired branches, our liquidity, and our results of operations.

Risks About Our Common Stock

We cannot guarantee that we will pay dividends to shareholders in the future.

There can be no assurance of whether or when we may pay dividends in the future. Cash available to pay dividends to our shareholders is derived primarily, if not entirely, from dividends paid to us from our subsidiaries. The ability of our subsidiary banks to pay dividends to us as well as our ability to pay dividends to our shareholders is limited by regulatory and legal restrictions and the need to maintain sufficient consolidated capital. We may also decide to limit the payment of dividends even when we have the legal ability to pay them in order to retain earnings for use in our business. Further, any lenders making loans to us may impose financial covenants that may be more restrictive than regulatory requirements with respect to the payment of dividends.

We are prohibited from paying dividends on our common stock if the required payments on our subordinated debentures have not been made.

The trading history of our common stock is characterized by modest trading volume. The value of your investment may be subject to sudden decreases due to the volatility of the price of our common stock.

Our common stock trades on NASDAQ. During the year ended December 31, 2009, the average daily trading volume of our common stock was approximately 185,000 shares. We cannot predict the extent to which investor interest in us will lead to a more active trading market in our common stock or how much more liquid that market might become. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time, which presence is dependent upon the individual decisions of investors, over which we have no control.

The market price of our common stock may be highly volatile and subject to wide fluctuations in response to numerous factors, including, but not limited to, the factors discussed in other risk factors and the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in interest rates;

•	changes in the legal or regulatory environment in which we operate;

•	press releases, announcements or publicity relating to us or our competitors or relating to trends in our industry;

•	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

•	future sales of our common stock;

•	changes in economic conditions in our marketplace, general conditions in the U.S. economy, financial markets or the banking industry; and

•	other developments affecting our competitors or us.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance, and could prevent our shareholders from selling common stock at or above the public offering price. In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of our common stock, regardless of our trading performance.

In the past, shareholders often have brought securities class action litigation against a company following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future, which could result in substantial costs and divert management’s attention and resources.

Sales of a significant number of shares of our common stock in the public markets, or the perception of such sales, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public markets and the availability of those shares for sale could adversely affect the market price of our common stock. In addition, future issuances of equity securities, including pursuant to outstanding options, could dilute the interests of our existing stockholders, including you, and could cause the market price of our common stock to decline. We may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to shareholders of our common stock. Moreover, to the extent that we issue restricted stock units, phantom shares, stock appreciation rights, options or warrants to purchase our common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders. We cannot predict the effect that future sales of our common stock would have on the market price of our common stock.

We may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our common stock as to distributions and in liquidation, which could negatively affect the value of our common stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by all or up to all of our assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, preferred stock or securities convertible into or exchangeable for equity securities. In the event of our liquidation, our lenders and holders of our debt and preferred securities would receive a distribution of our available assets before distributions to the holders of our common stock. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

Our management has broad discretion over the use of proceeds from this offering.

Our management has significant flexibility in applying the proceeds that we receive from this offering. Although we have indicated our intent to use the proceeds from this offering for general corporate purposes, including future acquisitions, our working capital needs and investments in our subsidiaries, our management retains significant discretion with respect to the use of proceeds. The proceeds of this offering may be used in a manner which does not generate a favorable return for us. We may use the proceeds to fund future acquisitions of other businesses. In addition, if we use the funds to acquire other businesses, there can be no assurance that any business we acquire would be successfully integrated into our operations or otherwise perform as expected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus and the documents incorporated by reference into it that are subject to risks and uncertainties. We intend these statements to be covered by the safe harbor provision for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These statements often are identifiable by the use of the words “estimate,” “goal,” “assess,” “project,” “pro forma,” “believe,” “intend,” “plan,” “anticipate,” “expect,” “target,” “objective,” “assumption,” and similar words.

These forward-looking statements include:

•	statements of our goals, intentions, and expectations;

•	estimates of risks and of future costs and benefits;

•	expectations regarding our future financial performance;

•	assessments of loan quality, probable loan losses, and the amount and timing of loan payoffs;

•	assessments of liquidity, off-balance sheet risk, and interest rate risk; and

•	statements of our ability to achieve financial and other goals.

These forward-looking statements are subject to significant uncertainties because they are based upon: the amount and timing of future changes in interest rates, market behavior, and other economic conditions; future laws, regulations and accounting principles; and a variety of other matters. These other matters include, among other things, the direct and indirect effects of the recent subprime, consumer lending and credit market issues on interest rates, credit quality, loan demand, liquidity, and monetary and supervisory policies of banking regulators. Because of these uncertainties, actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past growth and performance do not necessarily indicate our future results. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in forward-looking statements, please read the “Risk Factors” section beginning on page S-19 of this prospectus supplement and the “Risk Factors” sections contained in our reports to the SEC that are incorporated by reference into this prospectus.

The cautionary statements in this prospectus and the documents incorporated by reference into this prospectus also identify important factors and possible events that involve risk and uncertainties that could cause our actual results to differ materially from those contained in the forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made. We do not intend, and undertake no obligation, to update or revise any forward-looking statements contained in this prospectus, whether as a result of differences in actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law.

USE OF PROCEEDS

We intend to use the net proceeds of this offering of common stock for general corporate purposes, including to fund possible future acquisitions of other financial services businesses (which may include FDIC-assisted transactions), our working capital needs and investments in our subsidiaries to support our continued growth. We currently have no arrangements or understandings regarding any specific future acquisitions. The net proceeds may be invested temporarily in short-term marketable securities or applied to repay short-term debt until they are used for their stated purpose.

CAPITALIZATION

The following table sets forth our capitalization as of:

•	September 30, 2009 on an actual basis;

•	December 31, 2009 on an actual basis; and

•

December 31, 2009 on an as-adjusted basis, to give effect to the sale of 5,194,805 shares of common stock offered by us at the public offering price of $57.75 per share in this offering, and after deducting the underwriting discount and our estimated offering expenses.

	As of September 30, 2009 Actual	As of December 31, 2009
		Actual	As-Adjusted
	(dollars in thousands except per share amount)
Certain Long-Term Debt
Subordinated debt	$25,000	$25,000	$25,000
Junior subordinated debentures – trust preferred securities	111,686	111,598	111,598

Certain long-term debt	$136,686	$136,598	$136,598

Shareholders’ Equity
Preferred stock, $1.00 par value; authorized 5,000,000 shares; none issued, actual	$—	$—	$—
Common stock, $1.00 par value; authorized 50,000,000 shares; 22,104,000 and 22,107,000 shares issued, actual; and 27,302,000 issued, as adjusted	22,104	22,107	27,302
Additional paid-in capital	631,255	632,086	912,941
Retained earnings	240,063	341,621	341,621
Accumulated other comprehensive income	25,147	22,416	22,416
Less treasury stock, at cost, 1,480,618 and 1,359,411 shares	(67,988)	(64,015)	(64,015)

Total shareholders’ equity	$850,581	$954,215	$1,240,265

Certain long-term debt and shareholders’ equity	$987,267	$1,090,813	$1,376,863

Consolidated Capital Ratios
Tangible common equity to tangible assets	9.56%	7.39%	10.11%
Leverage ratio	11.55%	9.90%	13.06%
Tier 1 risk based capital ratio	15.16%	13.21%	17.23%
Total risk based capital ratio	16.82%	14.58%	18.53%

Please see the “Prospectus Supplement Summary—The Offering ” section for a description of options and restricted stock outstanding.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS DECLARED

Our common stock is listed on NASDAQ under the symbol “IBKC.” Set forth below are the high and low closing prices for our common stock as reported by the NASDAQ for the two most recently completed fiscal years and the period from January 1, 2010 through March 2, 2010 of the current fiscal year. Also set forth below are dividends declared per share in each of these periods:

	High	Low	Dividends Declared

2008
First Quarter	$51.97	$40.02	$0.34
Second Quarter	53.35	44.18	0.34
Third Quarter	62.50	40.87	0.34
Fourth Quarter	56.15	42.04	0.34

2009
First Quarter	$47.57	$37.04	$0.34
Second Quarter	50.87	39.41	0.34
Third Quarter	49.31	39.29	0.34
Fourth Quarter	56.73	42.60	0.34

2010
First Quarter (through March 2, 2010)	$57.94	$52.40	N/A

On March 2, 2010, the closing price for our common stock as reported on the NASDAQ was $57.90. As of February 26, 2010, there were approximately 2,128 holders of our common stock.

The timing and amount of future dividends are at the discretion of our board of directors and will depend upon our consolidated earnings, financial condition, liquidity and capital requirements, the amount of cash dividends paid to us by our subsidiaries, applicable government regulations and policies and other factors considered relevant by our board of directors. Our board of directors anticipates we will continue to pay quarterly dividends in amounts determined based on the factors discussed above, but dividends may be terminated at any time and in the sole discretion of our board of directors. Capital distributions, including dividends, by our subsidiaries such as the IBERIABANK and IBERIABANK fsb are subject to restrictions tied to such institution’s earnings. For a description of these restrictions, see the section of our Annual Report on Form 10-K for the year ended December 31, 2008 entitled “Supervision and Regulation,” which is incorporated by reference herein.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement with Goldman, Sachs & Co. and Keefe, Bruyette & Woods, as representatives of the underwriters named below, each underwriter named below has severally agreed to purchase from us the respective number of shares of common stock set forth opposite its name in the table below.

Underwriters	Number of Shares of Common Stock
Goldman, Sachs & Co.	2,077,923
Keefe, Bruyette & Woods	2,077,922
Stifel, Nicolaus & Company, Incorporated	259,740
Robert W. Baird & Co. Incorporated	259,740
Howe Barnes Hoefer & Arnett, Inc.	259,740
Raymond James & Associates, Inc.	259,740

Total	5,194,805

The underwriting agreement provides that underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ several obligations to purchase the shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in the financial markets; and

•	we deliver customary closing documents and legal opinions to the underwriters.

The underwriters are committed to purchase and pay for all of the shares of common stock being offered by this prospectus, if any such shares of common stock are purchased. However, the underwriters are not obligated to purchase or pay for the shares of common stock covered by the underwriters’ over-allotment option described below, unless and until they exercise this option.

The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel, or modify this offering and to reject orders in whole or in part.

Nasdaq Global Select Market Listing

The shares of our common stock have been approved for listing and will be eligible for trading on the Nasdaq Global Select Market under the symbol “IBKC.”

Over-Allotment Option

We have granted to the underwriters an over-allotment option, exercisable no later than 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 779,220 additional shares of our common stock at the public offering price, less the underwriting discount and commission set forth on the cover page of this prospectus supplement.

To the extent that the underwriters exercise their over-allotment option, the underwriters will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase the additional shares of our common stock in proportion to their respective initial purchase amounts. We will be obligated to sell the shares of our common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of our common stock offered by this prospectus supplement.

Commissions and Expenses

The underwriters propose to offer shares of our common stock directly to the public at $57.75 per share and to certain dealers at such price less a concession not in excess of $1.55925 per share. If all of the shares of our common stock are not sold at the public offering price, the representatives of the underwriters may change the public offering price and the other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	Per Share	Total Without Option Exercised	Total With Option Exercised
Public offering price	$57.75	$300,000,000	$345,000,000
Underwriting discount	$2.59875	$13,500,000	$15,525,000

We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $450,000. Net proceeds to us after deducting the total underwriting discount and other estimated offering expenses are expected to be approximately $286.05 million.

Lock-Up Agreements

We, our executive officers and directors have agreed that for a period of 90 days from the date of this prospectus supplement, will not, without the prior written consent of Goldman, Sachs & Co. and Keefe, Bruyette & Woods, as the representatives on behalf of the underwriters, subject to certain exceptions, sell, offer to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. Goldman, Sachs & Co. and Keefe, Bruyette & Woods in their sole discretion may release the securities subject to these lock-up agreements at any time without notice. On May 26, 2009, our president and chief executive officer, Daryl G. Byrd, adopted a Rule 10b5-1 sales plan to sell shares of our common stock in the open market at prevailing market prices. The trading plan was established by Mr. Byrd in accordance with Rule 10b5-1 under the Exchange Act and our policies regarding stock transactions. Under the terms of the trading plan, Mr. Byrd intends to sell up to 14,903 shares over a period from March 1, 2010 until March 31, 2010, including 10,624 shares sold on March 1, 2010. The transactions under the Rule 10b5-1 plan relate to shares underlying expiring options and other awards granted pursuant to shareholder approved incentive compensation plans and will be disclosed publicly through Form 144 and Form 4 filings with the SEC.

Indemnity

We have agreed to indemnify the several underwriters and persons who control the underwriters against liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment transactions involve sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of our common stock over-allotted by the underwriters is not greater than the number of shares of our common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of our common stock involved is greater than the number of shares of our common stock in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares of our common stock in the open market.

•

Syndicate covering transactions involve purchases of shares of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares of our common stock to close out the short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared with the price at which they may purchase shares of our common stock through exercise of the over-allotment option. If the underwriters sell more shares of our common stock than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, that position can be closed out only by buying shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares of our common stock in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares of our common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the shares of our common stock or preventing or retarding a decline in the market price of the shares of our common stock. As a result, the price of the shares of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares of our common stock. These transactions may be effected on the Nasdaq Global Select Market in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Other Considerations

It is expected that delivery of the shares of our common stock will be made against payment therefore on or about the date specified on the cover page of this prospectus supplement. Under Rule 15c6-1 promulgated under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

Foreign Selling Restrictions

In relation to each Member State of the European Economic Area (including the EU, Iceland, Norway and Liechtenstein), which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA may not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s internet website found at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus supplement and the accompanying prospectus. This prospectus supplement is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus supplement or the accompanying prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, DC, as well as through the SEC’s internet website.

We incorporated by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents, or information deemed to have been furnished and not filed in accordance with the SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2008 (filed on March 16, 2009);

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 (filed on May 11, 2009), June 30, 2009 (filed on August 10, 2009), and September 30, 2009 (filed on November 9, 2009);

•

Our Current Reports on Form 8-K dated January 12, 2009 (filed on January 15, 2009), February 16, 2009 (filed on February 19, 2009), February 26, 2009 (filed on February 27, 2009), March 31, 2009 (filed on March 31, 2009, and amended on April 3, 2009), April 22, 2009 (filed on April 24, 2009), April 27, 2009 (filed on April 28, 2009), May 20, 2009 (filed on May 20, 2009), May 26, 2009 (filed on May 27, 2009), June 15, 2009 (filed on June 17, 2009), June 29, 2009 (filed on June 30, 2009), June 30, 2009 (filed on July 1, 2009) June 30, 2009 (filed on July 7, 2009); August 21, 2009 (filed on August 27, 2009 and amended on February 25, 2010); August 24, 2009 (filed on August 28, 2009); August 31, 2009 (filed on September 1, 2009); September 17, 2009 (filed on September 18, 2009); September 17, 2009 (filed on September 21, 2009); September 21, 2009 (filed on September 25, 2009); September 29, 2009 (filed on October 5, 2009); October 19, 2009 (filed on October 22, 2009); November 13, 2009 (filed on November 16, 2009, and amended on November 19, November 20, 2009, January 25, 2010, February 25, 2010, and February 26, 2010); December 11, 2009 (filed on December 16, 2009); December 29, 2009 (filed on January 5, 2010); January 18, 2010 (filed on January 19, 2010); January 29, 2010 (filed on January 29, 2010); January 29, 2010 (filed on February 2, 2010); March 2, 2010 (filed on March 2, 2010); and March 3, 2010 (filed on March 3, 2010)

•	The description of our common stock, which is registered under Section 12 of the Exchange Act, contained in our registration statement on Form 8-A, filed on March 28, 1995.

Included in the information that we have incorporated by reference into this prospectus supplement is certain financial information related to Century. Amendment No. 4 to the Form 8-K dated November 13, 2009 was filed on February 25, 2010. This Form 8-K/A contains audited consolidated financial statements of Century as of and for the years ended December 31, 2007 and 2008 and unaudited consolidated financial statements of Century as of and for the nine months ended September 30, 2009. We do not place undue importance on this Century financial information for the following reasons:

•	We acquired the assets and assumed the liabilities of Century in a FDIC-assisted transaction at a material discount to the values set forth in the Century financial statements;

•

In connection with the acquisition of Century’s assets, we have entered into certain loss sharing arrangements with the FDIC, described in greater detail elsewhere in this prospectus supplement, which we believe materially reduce the risk profile of the Century assets we acquired;

•	The Century financial information is as of September 30, 2009 and we acquired the Century assets on November 13, 2009 after Century was placed in receivership;

•

This prospectus supplement contains our unaudited financial information as of and for the year ended December 31, 2009 which includes the assets and liabilities of Century and recent performance of the Century assets and liabilities; and

•

The Century loan values in our December 31, 2009 financial information included in this prospectus supplement incorporate estimated losses for the Century assets as well as the estimated value of the payments we would expect to receive under the FDIC loss sharing arrangements which effectively makes it difficult to compare their values at December 31, 2009, to the their values in the September 30, 2009 Century financial information.

Also incorporated by reference are additional documents that we may file with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering (other than information in such additional documents that is deemed, under SEC rules, to have been furnished and not to have been filed). These additional documents will be deemed to be incorporated by reference, and to be a part of, this prospectus from the date of their filing.

These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and, to the extent they are considered filed, Current Reports on Form 8-K. Information incorporated by reference from later filed documents supersedes information that is included in this prospectus or any applicable prospectus supplement or is incorporated by reference from earlier documents, to the extent that they are inconsistent.

AVAILABLE INFORMATION

Our filings with the Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments thereto, are available on our website as soon as reasonably practicable after the reports are filed with or furnished to the SEC. Copies can be obtained free of charge in the “Investor Relations” section of our website at www.iberiabank.com. Our SEC filings are also available through the SEC’s website at www.sec.gov. Copies of these filings are also available, free of charge, by written or oral request to us at the following address and telephone number:

IBERIABANK Corporation

P.O. Box 52747

Lafayette, Louisiana 70505-2747

(337) 521-4003

LEGAL MATTERS

Certain legal matters with respect to the common stock offered under this prospectus will be passed upon by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, LLP, Washington, DC. Certain legal matters in connection with the offering will be passed upon for the underwriters by DLA Piper LLP (US), Washington, DC.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the years ended December 31, 2008 and 2007 and the effectiveness of our internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference in this prospectus supplement, the accompanying prospectus and elsewhere in this registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Castaing, Hussey & Lolan, LLC, an independent registered public accounting firm, has audited our consolidated statements of income, shareholders’ equity and cash flows for the year ended December 31, 2006, included in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference in this prospectus supplement, the accompanying prospectus and elsewhere in this registration statement. Our consolidated statements of income, shareholders’ equity and cash flows for the year ended December 31, 2006 are incorporated by reference in reliance on Castaing, Hussey & Lolan, LLC’s report, given their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited our statement of assets acquired and liabilities assumed by IBERIABANK (a wholly owned subsidiary of IBERIABANK Corporation) pursuant to the Purchase and Assumption Agreement dated August 21, 2009, as amended, included in our Form 8-K/A dated August 21, 2009 (filed on February 25, 2010), as set forth in their report, which is incorporated by reference in this prospectus supplement, the accompanying prospectus and elsewhere in this registration statement. Our statement of assets acquired and liabilities assumed by IBERIABANK (a wholly owned subsidiary of IBERIABANK Corporation) is incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited our statement of assets acquired and liabilities assumed by IBERIABANK (a wholly owned subsidiary of IBERIABANK Corporation) pursuant to the Purchase and Assumption Agreement dated November 13, 2009, as amended, included in our Form 8-K/A dated November 13, 2009 (filed on February 25, 2010), as set forth in its report, which is incorporated by reference in this prospectus supplement, the accompanying prospectus and elsewhere in this registration statement. Our statement of assets acquired and liabilities assumed by IBERIABANK (a wholly owned subsidiary of IBERIABANK Corporation) is incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Hacker, Johnson & Smith PA, independent registered public accounting firm, has audited the consolidated financial statements of Century Bank included in our Form 8-K/A dated November 13, 2009 (filed on February 25 and 26, 2010), as set forth in its report, which is incorporated by reference in this prospectus supplement, the accompanying prospectus and elsewhere in this registration statement. Century Bank’s consolidated financial statements are incorporated by reference in reliance on Hacker, Johnson & Smith PA’s report, given on their authority as experts in accounting and auditing.

PROSPECTUS

Common Stock
Serial Preferred Stock
Depositary Shares
Rights
Warrants
Units

The securities listed above may be offered and sold by us and/or by one or more selling security holders to be identified in the future. This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any shares of securities to be offered, and the specific manner in which they may be offered, will be described in one or more supplements to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. Before investing, you should carefully read this prospectus and any related prospectus supplement.

Our common stock is listed on the Nasdaq Global Select Market under the ticker symbol “IBKC.”

You should refer to the risk factors included in our periodic reports, the applicable prospectus supplement and other information that we file with the Securities and Exchange Commission and carefully consider that information before buying our securities. See “Risk Factors” on page 1.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities are not savings accounts, deposits or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any governmental agency.

The date of this prospectus is June 29, 2009.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration or delayed offering process. By using a shelf registration statement, we may, from time to time, sell any or all of these securities or any combination of rights, units, warrants, preferred stock, depositary shares and common stock, in one or more offerings. The preferred stock, warrants, and rights may be convertible into or exercisable or exchangeable for common or preferred stock or other securities of us or debt or equity securities of one or more other entities.

This prospectus provides you with a general description of the securities we may offer. Each time we offer and sell any of these securities we will provide a prospectus supplement that contains specific information about the terms of that offering. The supplement may also add, update, or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and each prospectus supplement, you should rely on the information in that prospectus supplement. Before purchasing any of our securities, you should carefully read both this prospectus and each applicable prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement may be read at the United States Securities and Exchange Commission’s internet website at http://www.sec.gov or at its office mentioned under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell our securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and have incorporated by reference, is accurate as of the date of the front cover of this prospectus only. Our business, financial condition, results of operations, and prospects may have changed since that date.

In this prospectus, the terms “we,” “us,” and “our” refer to IBERIABANK Corporation and our subsidiaries.

RISK FACTORS

An investment in our securities involves risk. Before making an investment decision, you should carefully read and consider the risk factors incorporated by reference in this prospectus, as well as those contained in any applicable prospectus supplement, as the same may be updated from time to time by our future filings with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You should also refer to other information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement, including our financial statements and the related notes incorporated by reference herein or therein. Additional risks and uncertainties not known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s internet website found at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus and any prospectus supplement. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus or any prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, DC, as well as through the SEC’s internet website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (file no. 000-25756). This means that we can disclose important information to you by referring you to another document without restating that information in this document. Any information incorporated by reference into this prospectus is considered to be part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus will automatically update and, where applicable, supersede any information contained in this prospectus or the applicable prospectus supplement or incorporated by reference in this prospectus. In other words, in all cases, if you are considering whether to rely on information contained in this prospectus or information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporated by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents, or information deemed to have been furnished and not filed in accordance with the SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2008 (filed on March 16, 2009);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (filed on May 11, 2009);

•

Our Current Reports on Form 8-K dated January 12, 2009 (filed on January 15, 2009), February 16, 2009 (filed on February 19, 2009), February 26, 2009 (filed on February 27, 2009), March 31, 2009 (filed on March 31, 2009, and amended on April 3, 2009), April 22, 2009 (filed on April 24, 2009), April 27, 2009 (filed on April 28, 2009), May 20, 2009 (filed on May 20, 2009), May 26, 2009 (filed on May 27, 2009), and June 15, 2009 (filed on June 17, 2009); and

•	The description of our common stock, which is registered under Section 12 of the Exchange Act, contained in our registration statement on Form 8-A, filed on March 28, 1995.

Also incorporated by reference are additional documents that we may file with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering (other than information in such additional documents that is deemed, under SEC rules, to have been furnished and not to have been filed). These additional documents will be deemed to be incorporated by reference, and to be a part of, this prospectus from the date of their filing. These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and, to the extent they are considered filed, Current Reports on Form 8-K. Information incorporated by reference from later filed documents supersedes information that is included in this prospectus or any applicable prospectus supplement or is incorporated by reference from earlier documents, to the extent that they are inconsistent.

You can obtain any of the documents incorporated by reference from us, the SEC, or the SEC’s internet web site as described above. See “Where You Can Find More Information.” Documents incorporated by reference, including any exhibits specifically incorporated by reference therein, are available from us without charge. You may obtain copies of documents incorporated by reference without charge by requesting them in writing or by telephone from:

IBERIABANK Corporation

200 West Congress Street

Lafayette, LA 70501

Attention: George J. Becker III, Secretary

(337) 521-4003

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus, the documents incorporated by reference into it, and any prospectus supplements that are subject to risks and uncertainties. We intend these statements to be covered by the safe harbor provision for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These statements often are identifiable by the use of the words “estimate,” “goal,” “assess,” “project,” “pro forma,” “believe,” “intend,” “plan,” “anticipate,” “expect,” “target,” “objective,” “assumption,” and similar words.

These forward-looking statements include:

•	statements of our goals, intentions, and expectations;

•	estimates of risks and of future costs and benefits;

•	expectations regarding our future financial performance;

•	assessments of loan quality, probable loan losses, and the amount and timing of loan payoffs;

•	assessments of liquidity, off-balance sheet risk, and interest rate risk; and

•	statements of our ability to achieve financial and other goals.

These forward-looking statements are subject to significant uncertainties because they are based upon: the amount and timing of future changes in interest rates, market behavior, and other economic conditions; future laws, regulations and accounting principles; and a variety of other matters. These other matters include, among other things, the direct and indirect effects of the recent subprime, consumer lending and credit market issues on interest rates, credit quality, loan demand, liquidity, and monetary and supervisory policies of banking regulators. Because of these uncertainties, actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past growth and performance do not necessarily indicate our future results. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in forward-looking statements, please read the “Risk Factors” sections contained in our reports to the SEC.

The cautionary statements in this prospectus, any accompanying prospectus supplement, and any documents incorporated by reference also identify important factors and possible events that involve risk and uncertainties that could cause our actual results to differ materially from those contained in the forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made. We do not intend, and undertake no obligation, to update or revise any forward-looking statements contained in this prospectus or any prospectus supplement, whether as a result of differences in actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law.

OUR COMPANY

IBERIABANK Corporation

IBERIABANK

IBERIABANK fsb

IBERIABANK Corporation, a Louisiana corporation, is a multi-bank financial holding company with 152 combined offices, including 90 bank branch offices in Louisiana, Arkansas and Tennessee, 26 title insurance offices in Arkansas and Louisiana, and mortgage representatives in 35 locations in eight states. As of March 31, 2009, we had consolidated assets of $5.5 billion, total deposits of $4.1 billion and shareholders’ equity of $655.6 million.

Our principal executive office is located at 200 West Congress Street, Lafayette, Louisiana, and the telephone number at that office is (337) 521-4003. Our internet website is located at http://www.iberiabank.com.

Subsidiaries

IBERIABANK Corporation is the holding company for IBERIABANK, a Louisiana banking corporation headquartered in Lafayette, Louisiana; IBERIABANK fsb, a federal savings bank headquartered in Little Rock, Arkansas, and Lenders Title Company, an Arkansas-chartered title insurance and closing services agency headquartered in Little Rock, Arkansas.

IBERIABANK has four active, wholly-owned non-bank subsidiaries, Iberia Financial Services, LLC; IBERIABANK Insurance Services; IBERIABANK Asset Management, Inc.; and Acadiana Holdings, LLC. Iberia Financial Services manages the brokerage services offered by IBERIABANK. At March 31, 2009, IBERIABANK’s equity investment in Iberia Financial Services was $2.2 million, and Iberia Financial Services had total assets of $2.7 million. IBERIABANK Insurance Services is a licensed insurance agency and facilitates the receipt of insurance commissions from the sale of variable annuities, life, health, dental and accident insurance products. At March 31, 2009, IBERIABANK’s equity investment in IBERIABANK Insurance Services was $0.1 million, and IBERIABANK Insurance Services had total assets of $0.2 million. Acadiana Holdings owns and operates a commercial office building that also serves as IBERIABANK Corporation’s headquarters and IBERIABANK’s main office. At March 31, 2009, IBERIABANK’s equity investment in Acadiana Holdings was $9.8 million, and Acadiana Holdings had total assets of $10.8 million. IBERIABANK Asset Management provides wealth management services to high net worth individuals, pension funds, corporations and trusts. IBERIABANK’s equity investment in IBERIABANK Asset Management was $10.8 million at March 31, 2009.

IBERIABANK fsb has two active, wholly-owned non-bank subsidiaries, IBERIABANK Mortgage Company and P.F. Services, Inc. IBERIABANK Mortgage offers one-to-four family residential mortgage loans in Louisiana, Arkansas, Tennessee, Mississippi, Oklahoma, Texas, Missouri and Illinois. At March 31, 2009, IBERIABANK fsb’s equity investment in IBERIABANK Mortgage was $24.9 million, and IBERIABANK Mortgage had total assets of $99.4 million. IBERIABANK fsb’s equity investment in P.F. Services, Inc. was $0.3 million, and P.F. Services, Inc. had total assets of $0.3 million at March 31, 2009.

Lenders Title provides a full line of title insurance and loan closing services for both residential and commercial customers in locations throughout Arkansas. Lenders Title has two active, wholly-owned subsidiaries, Asset Exchange, Inc. and United Title of Louisiana, Inc. Asset Exchange, Inc. provides qualified intermediary services to facilitate Internal Revenue Code Section 1031 tax deferred exchanges. At March 31, 2009, Lenders Title’s equity investment in Asset Exchange, Inc. was less than $0.1 million, and Asset Exchange, Inc. had total assets of $0.3 million. United Title provides a full line of title insurance and loan closing services for both residential and commercial customers in locations throughout Louisiana. At March 31, 2009, Lenders Title’s equity investment in United Title was $0.7 million, and United Title had total assets of $6.3 million.

USE OF PROCEEDS

We intend to use the net proceeds from sales of our securities as set forth in the applicable prospectus supplement or pricing supplement relating to a specific issuance of securities. Our general corporate purposes may include:

•	financing possible acquisitions of failed institutions from the Federal Deposit Insurance Corporation;

•	financing possible acquisitions of other financial institutions in negotiated transactions;

•	financing acquisitions of branches from other financial institutions in negotiated transactions;

•	financing acquisitions of other businesses that are related to banking, or diversification into other banking-related businesses;

•	extending credit to, or funding investments in, our subsidiaries;

•	repurchasing our outstanding capital stock; and

•	repaying, reducing or refinancing indebtedness.

The precise amounts and the timing of our use of the net proceeds will depend upon market conditions, our subsidiaries’ funding requirements, the availability of other funds and other factors. Until we use the net proceeds from the sale of any of our securities for general corporate purposes, we will use the net proceeds to reduce our indebtedness or for temporary investments. We expect that we will, on a recurrent basis, engage in additional financings as the need arises to finance our corporate strategies, to fund our subsidiaries, to finance acquisitions or otherwise. We intend to use the net proceeds from sales of the securities in the manner and for the purpose set forth in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for each of the five fiscal years ended December 31, 2008 and each of the three-month periods ended March 31, 2009 and 2008 are as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Ratio of earnings to fixed charges:
Including interest on deposits	1.55x	1.57x	1.44x	1.42x	1.68x	1.60x	2.16x
Excluding interest on deposits	3.13x	3.20x	2.84x	2.70x	4.21x	3.18x	4.90x
Ratio of earnings to fixed charges and preferred dividends:
Including interest on deposits	1.36x	1.57x	1.44x	1.42x	1.68x	1.60x	2.16x
Excluding interest on deposits	2.03x	3.20x	2.84x	2.70x	4.21x	3.18x	4.90x

For purposes of calculating the ratio of earnings to fixed charges, earnings are the sum of:

•	income before taxes; and

•	fixed charges.

For purposes of calculating the ratio of earnings to fixed charges, fixed charges are the sum of:

•	interest and debt expenses, including interest on deposits, and, in the second alternatives shown above, excluding interest on deposits; and

•	that portion of net rental expense deemed to be the equivalent to interest on long-term debt.

We had shares of preferred stock outstanding in the three months ended March 31, 2009. All of the preferred shares were redeemed by us on March 31, 2009. No shares of preferred stock are currently outstanding.

DESCRIPTION OF IBERIABANK CORPORATION CAPITAL STOCK

In this section, we describe the material features and rights of IBERIABANK Corporation capital stock. This summary is qualified in its entirety by reference to applicable Louisiana law and IBERIABANK Corporation’s articles of incorporation and bylaws. See “Where You Can Find More Information” on page 1.

General

IBERIABANK Corporation is authorized to issue 25,000,000 shares of common stock, having a par value of $1.00 per share, and 5,000,000 shares of serial preferred stock, having a par value of $1.00 per share, none of which preferred stock is issued or outstanding. Each share of IBERIABANK Corporation common stock has the same relative rights as, and is identical in all respects to, each other share of IBERIABANK Corporation common stock.

As of June 24, 2009, there were 16,141,558 shares of common stock of IBERIABANK Corporation outstanding, 1,535,101 shares of common stock of IBERIABANK Corporation were held in treasury and 1,484,974 shares of common stock of IBERIABANK Corporation were reserved for issuance pursuant to IBERIABANK Corporation’s employee benefit and stock option plans.

Common Stock

Dividends. Subject to certain regulatory restrictions, IBERIABANK Corporation can pay dividends from funds legally available if, as and when declared by its board of directors. Funds for IBERIABANK Corporation dividends are generally provided through dividends from IBERIABANK and IBERIABANK fsb. Payments of dividends by IBERIABANK and IBERIABANK fsb are subject to limitations that are imposed by law and applicable regulations. The holders of common stock of IBERIABANK Corporation are entitled to receive and share equally in such dividends as may be declared by the board of directors of IBERIABANK Corporation out of funds legally available therefore. If IBERIABANK Corporation issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of IBERIABANK Corporation possess exclusive voting rights in IBERIABANK Corporation. They elect the IBERIABANK Corporation board of directors and act on such other matters as are required to be presented to them under Louisiana law or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If IBERIABANK Corporation were to issue preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation. In the event of any liquidation, dissolution or winding up of IBERIABANK and/or IBERIABANK fsb, IBERIABANK Corporation, as holder of the subsidiaries’ capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of IBERIABANK and IBERIABANK fsb (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to eligible account holders of IBERIABANK fsb, all assets of IBERIABANK and IBERIABANK fsb available for distribution. In the event of liquidation, dissolution or winding up of IBERIABANK Corporation, the holders of its common stock would be entitled to receive, after payment or provision for payment of all of its debts and liabilities, all of the assets of IBERIABANK Corporation available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the IBERIABANK Corporation common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of IBERIABANK Corporation common stock are not entitled to preemptive rights with respect to any shares that may be issued. The IBERIABANK Corporation common stock is not subject to redemption.

Preferred Stock

Shares of IBERIABANK Corporation preferred stock may be issued with such designations, powers, preferences and rights as the IBERIABANK Corporation board of directors may from time to time determine. The IBERIABANK Corporation board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

The terms of any particular series of preferred stock will be described in the prospectus supplement relating to that particular series of preferred stock.

RIGHTS OF IBERIABANK CORPORATION SHAREHOLDERS

IBERIABANK Corporation is a Louisiana corporation governed by the Louisiana Business Corporation Law and IBERIABANK Corporation’s articles of incorporation and bylaws. The following discussion is necessarily general; it is not intended to be a complete statement of all the rights of IBERIABANK Corporation shareholders, and it is qualified in its entirety by reference to the Louisiana Business Corporation Law and the Delaware General Corporation Law, as well as to IBERIABANK Corporation’s articles of incorporation and bylaws.

Authorized Capital Stock

IBERIABANK Corporation’s articles of incorporation authorize the issuance of 25,000,000 shares of common stock, par value $1.00 per share, of which 16,141,558 shares were issued and outstanding and 1,535,101 were held in treasury as of June 24, 2009, and 5,000,000 shares of preferred stock, par value $1.00 per share, of which none are issued or outstanding. Holders of IBERIABANK Corporation common stock are entitled to one vote per share for all purposes. They are entitled to such dividends, if any, as may be declared by the board of directors in compliance with the provisions of the Louisiana Business Corporation Law and the regulations of the appropriate regulatory authorities and to receive the net assets of the corporation upon dissolution. IBERIABANK Corporation shareholders do not have any preemptive rights with respect to any conversion, redemption or sinking fund provision. IBERIABANK Corporation shareholders do not have cumulative voting rights in the election of directors.

IBERIABANK Corporation’s board of directors may authorize the issuance of authorized but unissued shares of IBERIABANK Corporation’s common stock without shareholder approval, unless such approval is required in a particular case by applicable laws or regulations.

The authorized but unissued shares of IBERIABANK Corporation common stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. These shares could be used to dilute the stock ownership of persons seeking to obtain control of IBERIABANK Corporation. In addition, the sale of a substantial number of shares of IBERIABANK Corporation common stock to persons who have an understanding with IBERIABANK Corporation concerning the voting of such shares, or the distribution or declaration of a common stock dividend to IBERIABANK Corporation shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of IBERIABANK Corporation.

Amendment of Articles of Incorporation and Bylaws

No amendment to the articles of incorporation of IBERIABANK Corporation will be made unless it is first approved by a majority of the board of directors and thereafter by the holders of a majority of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof. The affirmative vote of the holders of at least 75% of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof, is required to amend charter provisions relating to the number, nomination, election and removal of directors; preemptive rights; personal liability, indemnification, advancement of expenses and other rights of officers, directors, employees and agents; meetings of shareholders and shareholder proposals; and amendment of the articles and bylaws.

The articles of incorporation of IBERIABANK Corporation provide that the board of directors or shareholders may amend the bylaws. Action by the board requires the affirmative vote of a majority of the directors then in office. Action by the shareholders requires the affirmative vote of a majority of the shares, as well as any additional vote of preferred stock if then issued and outstanding; provided that the affirmative vote of 75% of the shares is required to amend bylaws relating to meetings of the board of directors.

Directors and Absence of Cumulative Voting

IBERIABANK Corporation’s articles of incorporation provide that the number of directors shall be as specified in the bylaws. Currently, the bylaws specify 10 members. Directors are divided into three classes as nearly equal in number as possible, with each class elected to a staggered three-year term. The directors do not need to be shareholders of IBERIABANK Corporation.

There is no cumulative voting on directors. With cumulative voting, a shareholder has the right to cast a number of votes equal to the total number of such holder’s shares multiplied by the number of directors to be elected. The shareholder has the right to cast all of such holder’s votes in favor of one candidate or to distribute such holder’s votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all shareholders. With cumulative voting, it may be possible for minority shareholders to obtain representation on the board of directors. Without cumulative voting, the holders of more than 50% of the shares of IBERIABANK Corporation common stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining common stock effectively may not be able to elect any person to the board of directors. The absence of cumulative voting, therefore, could make it more difficult for a shareholder who acquires less than a majority of the shares of common stock to obtain representation on IBERIABANK Corporation’s board of directors.

The provisions regarding election of IBERIABANK Corporation directors are designed to protect the ability of the board of directors to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the company by making it more difficult and time-consuming to change majority control of the board, even if holders of a majority of the capital stock believes that a change in the composition of the board is desirable. The general effect of these provisions will be to require at least two (and possibly three) annual shareholders’ meetings, instead of one, to change control of the board. These requirements are intended to help ensure continuity and stability of management and policies and facilitate long-range planning.

The bylaws of IBERIABANK Corporation provide generally that vacancies on the board of directors (including any vacancy resulting from an increase in the authorized number of directors, or from the failure of the shareholders to elect the full number of authorized directors) may be filled by the affirmative vote of a majority of the remaining directors for an unexpired term; provided that the shareholders will have the right at any special meeting called for that purpose prior to an action by the board of directors to fill the vacancy.

Removal of Directors

IBERIABANK Corporation’s articles of incorporation provide that any director may be removed without cause upon the affirmative vote of the holders of not less than 75% of the outstanding shares of IBERIABANK Corporation entitled to vote and may be removed with cause upon the affirmative vote of not less than a majority of the outstanding shares entitled to vote. Cause for removal shall exist only if the director has been either declared incompetent by court order, convicted of a felony or an offense punishable by imprisonment for a term of more than one year, or deemed liable for gross negligence or misconduct in the performance of the director’s duties.

Limitations on Director Liability

IBERIABANK Corporation’s articles of incorporation provide that a director or officer of the company will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director’s or officer’s liability for monetary damages may not be limited. This provision does not eliminate or limit the liability of the company’s directors and officers for (a) any breach of the director’s or officer’s duty of loyalty to the company or its shareholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any unlawful dividend, stock repurchase or other distribution, payment or return of assets to shareholders, or (d) any transaction from which the director or officer derived an improper personal benefit. This provision may preclude shareholder derivative actions and may be construed to preclude other third-party claims against the directors and officers.

Indemnification

The Louisiana Business Corporation Law provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:

•	the director or officer acted in good faith;

•	the director or officer reasonably believed such conduct was in, or not opposed to, the corporation’s best interest; and

•	in connection with any criminal action or proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful.

However, the Louisiana Business Corporation Law provides that directors or officers may not be indemnified if they are held liable for willful or intentional misconduct in the performance of their duties to the corporation, unless a court determines that the director is entitled to indemnity for expenses which the court deems proper.

The Louisiana Business Corporation Law also permits a Louisiana corporation, in its articles of incorporation, to limit the personal liability of its directors and officers in actions brought on behalf of the corporation or its shareholders for monetary damages, with certain exceptions, as a result of a director’s or officer’s acts or omissions while acting in a capacity as a director or officer.

IBERIABANK Corporation’s articles of incorporation provide that the company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the company, whether civil, criminal administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification is furnished to the full extent provided by law against expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The indemnification provisions also permit the company to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by the board of directors, provided that the indemnified person undertakes to repay the company if it is ultimately determined that such person was not entitled to indemnification.

The rights of indemnification provided in the articles of incorporation are not exclusive of any other rights which may be available under the bylaws, any insurance or other agreement, by vote of shareholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, the articles of incorporation authorize the company to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the company, whether or not the company would have the power to provide indemnification to such person. By action of the board of directors, the company may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions in the articles of incorporation and bylaws regarding indemnification. These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable the company to attract and retain the best personnel available.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling IBERIABANK Corporation pursuant to the foregoing provisions, IBERIABANK Corporation has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Special Meetings of Shareholders

Special meetings of the shareholders may be called only by the board of directors, chairman of the board, president or holders of at least 50% of the shares entitled to vote.

Consent of Shareholders

Under Louisiana law, the consent in writing of shareholders to authorize corporate action, signed by all of the shareholders having voting power on the particular question, is sufficient for the purpose, without necessity for a meeting of shareholders.

Shareholder Nominations

IBERIABANK Corporation’s articles of incorporation establish advance notice requirements for shareholder proposals and the nomination (other than by or at the direction of IBERIABANK Corporation’s board of directors or one of its committees) of candidates for election as directors. A shareholder of IBERIABANK Corporation wishing to nominate a person as a candidate for election to the board of directors must submit the nomination in writing at least 60 days before the one year anniversary of the most recent annual meeting of shareholders, together with (a) as to each person the shareholder proposes to nominate, and as to the shareholder submitting the notice, (i) their names, ages, business and residence addresses, (ii) principal occupation or employment, (iii) stockholdings, and (iv) other information required by Securities and Exchange Commission proxy rules; and (b) to the extent known, (i) the name and address of other shareholders supporting the nominee(s), and (ii) their stockholdings. Nominations that are not made in accordance with the foregoing provisions may be ruled out of order. In addition, a shareholder intending to make a proposal for consideration at a regularly scheduled annual meeting that is not intended to be included in the proxy statement for the meeting must notify IBERIABANK Corporation in writing at least 60 days before the one year anniversary of the most recent annual meeting of the shareholder’s intention. The notice must contain: (a) a brief description of the proposal, (b) the name, address and stockholdings of the shareholder submitting the proposal and other shareholders supporting the proposal, and (c) any financial interest of the shareholder in the proposal.

In accordance with SEC Rule 14a-8 under the Securities Exchange Act of 1934, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by IBERIABANK Corporation at least 120 days before the anniversary of the date that previous year’s proxy statement was first mailed to shareholder. As provided in SEC rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before IBERIABANK Corporation begins to mail its proxy materials.

The procedures regarding shareholder nominations provide IBERIABANK Corporation’s board of directors with sufficient time and information to evaluate a shareholder nominee to the board and other relevant information, such as existing shareholder support for the nominee. The procedures, however, provide incumbent directors advance notice of a dissident slate of nominees for directors, and make it easier for the board to solicit proxies resisting shareholder nominees. This may make it easier for incumbent directors to retain their status as directors, even when certain shareholders view the shareholder nominations as in the best interests of IBERIABANK Corporation or its shareholders.

Business Combinations and Control Share Acquisitions

The Louisiana Fair Price Statute is intended to deter the use of “two-tier” tender offers in which a hostile acquirer obtains a controlling interest in a Louisiana corporation at a premium price and subsequently seeks to “squeeze out” the remaining shareholders at a lower price or for a less attractive form of consideration. Under the statue, a merger or certain other “business combinations” involving a beneficial owner of 10% or more of the corporation’s outstanding shares (an “Interested Shareholder”) must be recommended by the board of directors and approved by both (i) 80% of the corporation’s total voting power and (ii) two-thirds of the corporation’s total voting power, excluding the shares held by the Interested Shareholder. These approval requirements do not apply if (i) the business combination is approved by the board of directors before the Interested Shareholder first obtains such status or (ii) the business combination satisfies certain minimum price, form of consideration and procedural requirements.

The Louisiana Business Corporation Law also sets forth certain procedures applicable to control share acquisitions with respect to Louisiana corporations. These provisions generally remove the voting rights of shares acquired by a shareholder whose ownership reaches certain stock ownership thresholds unless the remaining shareholders reinstate such voting rights.

A Louisiana corporation may elect to opt out of the business combination and control share acquisition provisions referenced above by providing in its articles of incorporation that the provisions shall not apply to the corporation. Because the articles of incorporation of IBERIABANK Corporation do not expressly opt out of these provisions, the business combination and control share acquisition provisions apply to IBERIABANK Corporation.

Dissenters’ Rights

The Louisiana Business Corporation Law provides that if a Louisiana corporation, by vote of its shareholders, authorizes a sale, lease or exchange of all of its assets, or, by vote of its shareholders, becomes a party to a merger or consolidation, then, unless such authorization or action shall be given or approved by at least 80% of the total voting power, a shareholder who votes against the corporate action has the right to dissent. The right to dissent, however, generally does not exist in the case of: a sale pursuant to an order of a court; a sale for cash on terms requiring distribution of all or substantially all of the net proceeds to the shareholders within one year after the date of the sale; or shareholders holding shares of any class of stock which, at the record date, were listed on a national securities exchange, or were designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, unless the articles of the corporation provide otherwise or, except in the case of shareholders of a corporation surviving the merger or consolidation in which each share of such corporation outstanding immediately prior to the effective date of the merger or consolidation is an identical outstanding or treasury share of such corporation after the effective date of the merger or consolidation, the shares of such shareholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation.

Shareholders’ Rights to Examine Books and Records

Pursuant to the Louisiana Business Corporation Law, upon written notice of a demand to inspect corporate records, a person or group of persons that has been a shareholder or shareholders of record of at least 5% of the outstanding shares of any class for at least six months (individually or jointly) is entitled to inspect records and accounts at any reasonable time and for any proper and reasonable purpose. If IBERIABANK Corporation refuses to permit the inspection, the shareholder may file a civil action requesting a court order to permit inspection. The court will grant the order if it finds the shareholder qualified and is requesting the records for a proper and reasonable purpose.

Dividends

Pursuant to the Louisiana Business Corporation Law, a board of directors may from time to time make distributions to its shareholders out of the surplus of the corporation, or, if no surplus is available, out of the corporation’s net profits for the current or preceding fiscal year, or both. No dividend may be paid out of surplus if: (i) the corporation is insolvent or would thereby be made insolvent; or (ii) when the declaration or payment thereof would be contrary to any restrictions contained in the articles of incorporation. No dividend may be paid out of profits if: (i) the liabilities of the corporation exceed its assets, or the net assets are less than the aggregate amount payable on liquidation upon any shares which have a preferential right to participate in the assets upon liquidation; or (ii) the assets would be reduced below the liabilities, or the net assets would be reduced below the aggregate amount payable on liquidation upon issued shares which have a preferential participation right on liquidation; (iii) the corporation would be unable to pay its obligations to creditors as they become due in the ordinary course of business; (iv) the highest liquidation preferences of shares entitled to such preference over the shares receiving the dividend would exceed the corporation’s net assets; or (v) the payment of the dividend would be contrary to any provision of the corporation’s articles of incorporation. Substantially all of the funds available for the payment of dividends by IBERIABANK Corporation are also derived from its subsidiary depository institutions, and there are various statutory and regulatory limitations on the ability of such subsidiaries to pay dividends to IBERIABANK Corporation.

DESCRIPTION OF OTHER SECURITIES WE MAY OFFER

This prospectus contains summary descriptions of our depositary shares, rights, warrants, and units that we may offer from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the accompanying prospectus supplement and other offering material. The accompanying prospectus supplement may add, update, or change the terms and conditions of the securities as described in this prospectus.

Depositary Shares

In this section, we describe the general terms and provisions of the depositary shares that we may offer. This summary does not purport to be exhaustive and is qualified in its entirety by reference to the relevant deposit agreement and depositary receipts with respect to any particular series of depositary shares. The prospectus supplement will describe the specific terms of the depositary shares offered through that prospectus supplement and any general terms outlined in this section that will not apply to those depositary shares.

We may offer depositary shares representing receipts for fractional interests in serial preferred stock in the form of depositary shares. Each depositary share would represent a fractional interest in serial preferred stock and would be represented by a depositary receipt.

The serial preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company having its principal office in the United States, which we refer to in this prospectus as the “depositary.” We will name the depositary in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled to the applicable fraction of a share of serial preferred stock represented by the depositary share, including any dividend, voting, redemption, conversion, and liquidation rights. If necessary, the prospectus supplement will provide a description of U.S. Federal income tax consequences relating to the purchase and ownership of the series of depositary shares offered by that prospectus supplement.

The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. If you purchase fractional interests in the serial preferred stock, you will receive depositary receipts as described in the applicable prospectus supplement. While the final depository receipts are being prepared, we may order the depositary to issue temporary depositary receipts substantially identical to the final depositary receipts although not in final form. The holders of the temporary depositary receipts will be entitled to the same rights as if they held the depositary receipts in final form. Holders of the temporary depositary receipts can exchange them for the final depositary receipts at our expense.

The description in the applicable prospectus supplement and other offering material of any depositary shares we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable depositary agreement, which will be filed with the SEC if we offer depositary shares. For more information on how you can obtain copies of the applicable depositary agreement if we offer depositary shares, see “Incorporation of Certain Information by Reference” and “Where You can Find More Information.” We urge you to read the applicable depositary agreement, the applicable prospectus supplement and any other offering material in their entirety.

Rights

In this section, we describe the general terms and provisions of the rights to securities that we may offer to our shareholders. Rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the rights. In connection with any rights offering to our shareholders, we may enter into a standby underwriting or other arrangement with one or more underwriters or other persons pursuant to which such underwriters or other person would purchase any offered securities remaining unsubscribed for after such rights offering. Each series of rights will be issued under a separate rights agent agreement to be entered into between us and a bank or trust company, as rights agent, that we will name in the applicable prospectus supplement. The rights agent will act solely as our agent in connection with the certificates relating to the rights of the series of certificates and will not assume any obligation or relationship of agency or trust for or with any holders of rights certificates or beneficial owners of rights.

The prospectus supplement relating to any rights we offer will include specific terms relating to the offering, including, among others, the date of determining the shareholders entitled to the rights distribution, the aggregate number of rights issued and the aggregate amount of securities purchasable upon exercise of the rights, the exercise price, the conditions to completion of the offering, the date on which the right to exercise the rights will commence and the date on which the right will expire, and any applicable U.S. Federal income tax considerations. To the extent that any particular terms of the rights, rights agent agreements, or rights certificates described in a prospectus supplement differ from any of the terms described here, then the terms described here will be deemed to have been superseded by that prospectus supplement.

Each right would entitle the holder of the rights to purchase for cash the principal amount of securities at the exercise price set forth in the applicable prospectus supplement. Rights may be exercised at any time up to the close of business on the expiration date for the rights provided in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised rights would become void and of no further force or effect.

Holders may exercise rights as described in the applicable prospectus supplement. Upon receipt of payment and the rights certificate properly completed and duly executed at the corporate trust office of the rights agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon exercise of the rights. If less than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than shareholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby arrangements, as described in the applicable prospectus supplement.

The description in the applicable prospectus supplement and other offering material of any rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable rights agent agreement, which will be filed with the SEC if we offer rights. For more information on how you can obtain copies of the applicable rights agent agreement if we offer rights, see “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.” We urge you to read the applicable rights agent agreement and the applicable prospectus supplement and any other offering material in their entirety.

Warrants

We may issue warrants from time to time in one or more series for the purchase of our common stock or preferred stock or any combination of those securities. Warrants may be issued independently or together with any shares of common stock or shares of preferred stock or offered by any prospectus supplement and may be attached to or separate from common stock or preferred stock. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent, or any other bank or trust company specified in the related prospectus supplement relating to the particular issue of warrants. The warrant agent will act as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The specific terms of a series of warrants will be described in the applicable prospectus supplement relating to that series of warrants along with any general provisions applicable to that series of warrants.

The following is a general description of the warrants we may issue. The applicable prospectus supplement will describe the specific terms of any issuance of warrants. The terms of any warrants we offer may differ from the terms described in this prospectus. As a result, we will describe in the prospectus supplement the specific terms of the particular series of warrants offered by that prospectus supplement. Accordingly, for a description of the terms of a particular series of warrants, you should carefully read this prospectus, the applicable prospectus supplement, and the applicable warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Terms. If warrants are offered by us, the prospectus supplement will describe the terms of the warrants, including the following if applicable to the particular offering:

•	the title of the warrants;

•	the total number of warrants;

•	the number of shares of common stock purchasable upon exercise of the warrants to purchase common stock and the price at which such shares of common stock may be purchased upon exercise;

•	the designation and terms of the preferred stock with which the warrants are issued and the number of warrants issued with each share of preferred stock;

•	the date on and after which the warrants and the related common stock or preferred stock will be separately transferable;

•	if applicable, the date on which the right to exercise the warrants will commence and the date on which this right will expire;

•	if applicable, the minimum or maximum amount of the warrants which may be exercised at any one time;

•	a discussion of federal income tax, accounting and other special considerations, procedures and limitations relating to the warrants; and

•	any other terms of the warrants including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Warrants may be exchanged for new warrants of different denominations, may be presented for registration of transfer, and may be exercised at the office of the warrant agent or any other office indicated in the prospectus supplement. Before the exercise of their warrants, holders of warrants will not have any of the rights of holders of shares of common stock or shares of preferred stock purchasable upon exercise, including the right to receive payments of dividends, if any, on the shares common stock or preferred stock purchasable upon such exercise or to exercise any applicable right to vote.

Exercise of Warrants. Each warrant will entitle the holder to purchase a number of shares of common stock or shares of preferred stock at an exercise price as will in each case be set forth in, or calculable from, the prospectus supplement relating to those warrants. Warrants may be exercised at the times set forth in the prospectus supplement relating to the warrants. After the close of business on the expiration date (or any later date to which the expiration date may be extended by us), unexercised warrants will become void. Subject to any restrictions and additional requirements that may be set forth in the prospectus supplement relating thereto, warrants may be exercised by delivery to the warrant agent of the certificate evidencing the warrants properly completed and duly executed and of payment as provided in the prospectus supplement of the amount required to purchase shares of commons tock or shares of preferred stock purchasable upon such exercise. The exercise price will be the price applicable on the date of payment in full, as set forth in the prospectus supplement relating to the warrants. Upon receipt of the payment and the certificate representing the warrants to be exercised properly completed and duly executed at the office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, issue and deliver the shares of common stock or shares of preferred stock purchasable upon such exercise. If fewer than all of the warrants represented by that certificate are exercised, a new certificate will be issued for the remaining amount of warrants.

The description in the applicable prospectus supplement and other offering material of any warrants we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable warrant agreement, which will be filed with the SEC if we offer warrants. For more information on how you can obtain copies of the applicable warrant agreement if we offer warrants, see “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.” We urge you to read the applicable warrant agreement and the applicable prospectus supplement and any other offering material in their entirety.

Units

In this section, we describe the general terms and provisions of the units that we may offer. We may issue units comprising one or more of the securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit also is the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time or at any time before a specified date.

The applicable prospectus supplement relating to the units we may offer will include specific terms relating to the offering, including, among others: the designation and terms of the units and of the securities comprising the units, and whether and under what circumstances those securities may be held or transferred separately; any provision for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising those units; and whether the units will be issued in fully registered or global form.

The description in the applicable prospectus supplement and other offering material of any units we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable unit certificate, which will be filed with the SEC if we offer units. For more information on how you can obtain copies of the applicable unit certificate if we offer units, see “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.” We urge you to read the applicable unit certificate and the applicable prospectus supplement and any other offering material in their entirety.

PLAN OF DISTRIBUTION

The following sets forth a general summary of the plan of distribution for securities we may offer. The applicable prospectus supplement may update and supersede this summary.

We or any selling security holders identified in the applicable prospectus supplement may sell our securities in any of three ways (or in any combination):

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

Each time that we use this prospectus to sell our securities, we will also provide a prospectus supplement that contains the specific terms of the offering. We will set forth the terms of the offering of securities in a prospectus supplement, including;

•	the name or names of any underwriters, dealers, or agents and the type and amounts of securities underwritten or purchased by each of them;

•	the public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	any delayed delivery arrangements.

The offer and sale of the securities described in this prospectus by us, the underwriters, or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

Any public offering price and any discounts or concessions to dealers may be changed from time to time.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of our securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the applicable prospectus supplement, we may authorize underwriters, dealers, or agents to solicit offers by certain purchasers to purchase our securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions or discounts we pay for solicitation of these contracts.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwrites may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates in connection with those derivatives, then the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters with respect to the securities offered from time to time under this prospectus will be passed upon by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, LLP, Washington, DC. If legal matters are passed upon by counsel for the underwriters, dealers or agents, if any, such counsel will be named in the prospectus supplement relating to such offering.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the years ended December 31, 2008 and 2007, and the effectiveness of our internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference in the prospectus and elsewhere in this registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Castaing, Hussey & Lolan, LLC, an independent registered public accounting firm, has audited our consolidated statements of income, shareholders’ equity, and cash flows for the year ended December 31, 2006, which are included in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference in this prospectus and elsewhere in this registration statement. Our consolidated statements of income, shareholders’ equity and cash flows for the year ended December 31, 2006, are incorporated by reference in reliance on Castaing, Hussey & Lolan, LLC’s report, given on their authority as experts in accounting and auditing.

5,194,805 Shares

Common Stock

PROSPECTUS SUPPLEMENT

March 2, 2010

Goldman, Sachs & Co.	Keefe, Bruyette & Woods

Stifel Nicolaus	Baird	Howe Barnes Hoefer & Arnett	Raymond James